PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST®

MOMENTUM

Annual Report

2011


Gordon's

MOMENTUM

2011 was a year of confirmation, proving that PREIT can manage and thrive in the face of economic headwinds. By being innovative with its assets, enhancing the retail experience, and bringing complementary uses to its properties, PREIT is gaining momentum. Now more than ever, PREIT is well positioned to outperform as the economy regains its strength.

Pennsylvania Real Estate Investment Trust, founded in 1960 as one of the nation's first equity REITs, has a primary investment focus on retail shopping malls. Its portfolio of 49 properties comprises 38 shopping malls, eight community and power centers, and three development properties. The properties are located in 13 states in the eastern half of the United States, primarily in the Mid-Atlantic region, totaling approximately 33 million square feet of operating retail space. PREIT, headquartered in Philadelphia, Pennsylvania is publicly traded on the New York Stock Exchange under the symbol PEI; its website is preit.com.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (In thousands, except per share amounts)

Year Ended December 31,	**2011**	2010	2009
Funds from operations *	$ 105,585	$ 99,214	$ 147,341
Total revenue	$ 456,560	$ 455,641	$ 451,306
Loss from continuing operations	$ (93,935)	$ (75,014)	$ (103,867)
Net loss allocable to common shareholders	$ (90,161)	$ (51,927)	$ (85,738)
Loss from continuing operations per diluted share	$ (1.66)	$ (1.43)	$ (2.43)
Net loss allocable to common shareholders per diluted share	$ (1.66)	$ (1.04)	$ (2.11)
Investment in real estate, at cost	$ 3,576,997	$ 3,587,468	$ 3,684,313
Total assets	$ 2,910,254	$ 3,080,117	$ 3,346,580
Distributions paid per common share	$ 0.60	$ 0.60	$ 0.74
Number of common shares and OP Units outstanding	58,006	57,765	46,944
Total market capitalization	$ 2,973,126	$ 3,241,799	$ 3,146,241

* Reconciliation to GAAP can be found on page 6.

TO OUR FELLOW SHAREHOLDERS:

2011 was a year of confirmation that we are doing the right things to build momentum. The quality of our assets, their management, and ongoing innovations underlie the growth we've achieved, even during a period of economic instability.

People are shopping again, and our retailers are doing better overall. We were successful in achieving milestones at several properties during the year that build a stronger foundation for the future of PREIT.

Impact

We have had eight consecutive quarters of same-store sales growth, with improvement at 31 of our 38 malls. Sales per square foot surpassed our all-time high, reached in June 2007. We closed 2011 at $365 per square foot for the portfolio as a whole. Cherry Hill Mall was a standout, with sales reaching $599 per square foot.

Total occupancy remained stable. We attracted new tenants to our properties, backfilling space vacated by retailers who left the market, and increased occupancy to 90.2% in 2011. We've taken a disciplined approach in negotiations with tenants, refraining from locking in low, long-term rents just to lease space.

During the year, we amended and extended our credit facility. We reduced interest rates on a number of debt instruments, while maintaining liquidity on our line of credit.

Not all indicators have turned the corner yet, but we are on a more stable path. In March, we paid a quarterly cash dividend of $0.15 per common share, making it the 140th consecutive distribution since the first PREIT dividend was paid in 1962.

Potential

PREIT has become a stronger company over the year, and we've taken several giant steps toward a better future, with greater growth potential.

Our redevelopment efforts have turned Cherry Hill Mall into a trophy property that continues to attract top-tier retailers. In 2011, we created a similar kind of buzz and excitement at Moorestown Mall. With these two properties just a few miles apart, we plan to bring new fine dining options and the latest in entertainment to Moorestown Mall in a way that differentiates it and attracts consumers.

The changes we are making at The Gallery at Market East, working in conjunction with the City of Philadelphia, will transform and reestablish this landmark as a premier Center City location to work, dine, shop, and visit.

Our redevelopment at Plymouth Meeting Mall added open-air Plaza Shops and Restaurant Row. In September 2012, Mercy Health System is slated to open a 23,500 square foot two-level outpatient healthcare facility in the mall. This is the first full-scale medical health and wellness center to open in an enclosed mall in the Northeast.



Edward A. Glickman President and Chief Operating Officer | **Ronald Rubin** Chairman and Chief Executive Officer | **Joseph F. Coradino** President PREIT Services, LLC and PREIT-RUBIN, Inc.

Whether it's a healthcare facility or clothing retailers, entertainment or dining, education or government offices, we're always looking to enhance our retail properties with complementary uses that draw more people. This is how we maximize the value of our assets.

Direction

With positive momentum into 2012, we announced that Joseph F. Coradino will lead PREIT into our next stage of growth and success. Joe will become Chief Executive Officer at our June 7th Annual Meeting of Shareholders, building on his integral and strategic role in driving the improvement in our mall portfolio while creating exciting opportunities for growth.

For more than 50 years, we have been adding value to our properties, and we will continue being innovative with our assets to attract tenants, draw consumers, and benefit our shareholders.

We are grateful for the confidence of our trustees, employees, partners, and shareholders. We value your ongoing support.

Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

Joseph F. Coradino
President, PREIT Services, LLC and PREIT-RUBIN, Inc.

April 11, 2012



Willow Grove Park, Willow Grove, PA

VITALITY: WILLOW GROVE PARK

Willow Grove Park has always had a lot going for it: location, demographics, location, community, location. It is one of the most successful shopping centers in the Philadelphia area, with sales of more than $400 per square foot. And, with several transformative deals announced in 2011, its sales productivity is poised to trend even higher.

Nordstrom Rack and jcpenney will open in 2012; Bravo Cucina Italiana and Forever 21 opened in late 2011. The jcpenney store will reflect the retailer's new branding and "Main Street of shops" merchandising approach as it repositions itself in the market. These four sought-after brands join The Cheesecake Factory in 190,000 square feet of former mall anchor space.

The fashion-oriented merchandising strategy that differentiates Willow Grove Park, already a premier shopping destination, now appeals to a wider range of shopping and dining tastes. Consumers searching for value can cross-shop from luxury brands to off-price retail; and they can choose from a number of dining options, from a Grande Caffè Latte and breakfast wrap at Starbucks to casual or tablecloth dining at Bravo Cucina or The Cheesecake Factory.

The new names at the 1.2 million square foot Willow Grove Park are in good company. The regional shopping mall also includes Bloomingdale's, Macy's, Sears and more than 130 distinctive specialty stores, including Abercrombie & Fitch, Banana Republic, bebe, Coach, H&M, J. Crew, Jos. A. Bank, Lucky Brand Jeans, Sephora, White House/Black Market, and Williams-Sonoma.

With its longstanding strong sales performance and location, Willow Grove Park is considered one of the best locations for retailers looking to enter the Philadelphia metropolitan area.

Rendering of Moorestown Mall, Moorestown, NJ


M
MOORESTOWN
MALL
Vinny's

PANACHE: MOORESTOWN MALL

In 2011, PREIT cemented the foundation for repositioning the Moorestown Mall as a desired destination for shopping, dining, and entertainment. In November, residents voted to overturn a ban on the sale of alcohol in the dry township by allowing alcohol to be served exclusively at restaurants operated at the mall.

With restaurants becoming the new anchors in thriving retail properties, and with the anticipated purchase of four liquor licenses, PREIT is in the midst of securing fine restaurants inside Moorestown Mall to cater to area residents. Following the referendum vote, lease negotiations are underway with signature restaurant groups.

In another major move at the mall, Regal Entertainment Group will open a 56,000 square foot, 12-screen theatre in time for the 2013 summer movie season. The Cineplex will be the first of Regal's top-tier theaters in the region – a Regal Premium Experience, with digital projectors, surround sound, 2D and RealD 3D, stadium seating with high-back rocking recliner seats, and Regal Express kiosks for automated ticket purchasing.

The combination of new dining options and the Cineplex will likely be a game-changer for Moorestown Mall, drawing new shoppers, attracting new retailers, and creating more reasons to visit and spend time at the property.


THE GALLERY
Ease into Spring
Taste today's colours
DESTINY HAS ARRIVED
ADDED TO THE GALLERY * PREIT * NYSE:PEI $15.55 * +0.20 * ANNOUNCES 125,000 SQ

RESURGENCE: THE GALLERY AT MARKET EAST

There's a renaissance underway at The Gallery at Market East, a vital component of Center City Philadelphia. By summer 2012, 801 Market Street will be the new home of *The Philadelphia Inquirer*, *Daily News*, and *Philly.com*.

The organizations will relocate more than 600 employees, their newsrooms, and business offices into 125,000 square feet of leased space in the iconic building that anchors The Gallery. Earlier rehabilitation of this property by PREIT earned it Gold LEED certification from the U.S. Green Building Council in 2010.

Another attraction drawing them to The Gallery was new digital signage capability that is expected to be in place by year-end 2012. PREIT worked with the City of Philadelphia on a digital signage ordinance to help revitalize Market East, which links the newly expanded Pennsylvania Convention Center, historic and cultural landmarks, and one of the busiest commuter transportation hubs on the East Coast.

The media group will be able to provide up-to-the-minute news coverage and sports highlights via this dynamic new messaging system. For PREIT, the two digital signs represent another revenue source while adding more energy and excitement to the retail property and Market Street.

Rendering of exterior of The Gallery at Market East, Philadelphia, PA

LEADERSHIP: STRONG, STABLE TEAM

Joseph F. Coradino will become Chief Executive Officer at the PREIT Annual Meeting of Shareholders on June 7, 2012. He succeeds Ronald Rubin, who will serve as Executive Chairman.



A DRIVING FORCE FOR GROWTH

RONALD RUBIN has spent over half a century building downtown Philadelphia and countless retail properties across the country. Since 1953, Ron has become a recognized business and civic leader through his knowledge and passion. As a proponent for Philadelphia with an expertise in real estate, he has left his mark on many of the city's most iconic buildings which stand today as a lasting tribute to his vision. Ron has served as CEO of PREIT since 1997, when The Rubin Organization was acquired by PREIT. He became Chairman of the Board of Trustees in 2001. During his long and accomplished tenure as a leader in the real estate industry, Ron was appointed a Trustee of the International Council of Shopping Centers. Currently, he serves as Director of PECO Energy Company, a subsidiary of Exelon Corporation of which he is a former director. Ron's passion for business is equaled only by his support of causes near and dear to his heart. He serves as co-Chairman of the National Museum of Jewish History and Director of the Regional Performing Arts Center. His former roles include Chairman of the Center City District, President of the Jewish Federation of Greater Pennsylvania, and Director of The Franklin Institute, the Philadelphia Orchestra, and the United Jewish Appeal.



SHAPING THE NEXT CHAPTER

JOSEPH F. CORADINO brings his energy and creative vision to the role of Chief Executive Officer. For more than 30 years, Joe has accumulated operational and strategic expertise in Real Estate development, management and leasing. Joining PREIT in 1997 with the acquisition of The Rubin Organization, he has been a driving force behind the company's growth. Since 2004, he has served as President of PREIT Services, LLC, and PREIT-RUBIN, Inc., and as a member of the Office of the Chairman. Since 2006, Joe has been a Trustee of PREIT, bringing to the Board an extensive knowledge of properties, leasing programs, trends and developments in the retail industry. Under his direction, PREIT has successfully transformed over half of the real estate portfolio through redevelopment, introduced alternative uses to select properties and transformed PREIT into one of the top ten shopping mall owners in the U.S. In addition to his responsibilities at PREIT, Joe serves as a Trustee of the University of the Arts in Philadelphia and is on the boards of the Central Philadelphia Development Corporation and the Drexel University Center for Corporate Governance. He formerly served as a Director of A.C. Moore Arts & Crafts, Inc.

PROPERTIES

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,162,000
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	609,000
CHAMBERSBURG MALL	CHAMBERSBURG	PA	100%	2003	454,000
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,299,000
CROSSROADS MALL	BECKLEY	WV	100%	2003	476,000
CUMBERLAND MALL	VINELAND	NJ	100%	2005	942,000
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	671,000
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,087,000
FRANCIS SCOTT KEY MALL	FREDERICK	MD	100%	2003	712,000
GADSDEN MALL	GADSDEN	AL	100%	2005	500,000
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003	1,084,000
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	489,000
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,157,000
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	781,000
LYCOMING MALL	PENNSDALE	PA	100%	2003	835,000
MAGNOLIA MALL	FLORENCE	SC	100%	1997	613,000
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,059,000
NEW RIVER VALLEY MALL	CHRISTIANSBURG	VA	100%	2003	441,000
NITTANY MALL	STATE COLLEGE	PA	100%	2003	532,000
NORTH HANOVER MALL	HANOVER	PA	100%	2003	356,000
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,088,000
PALMER PARK MALL	EASTON	PA	100%	1972/2003	458,000
PATRICK HENRY MALL	NEWPORT NEWS	VA	100%	2003	716,000
PHILLIPSBURG MALL	PHILLIPSBURG	NJ	100%	2003	577,000
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	952,000
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	919,000
SOUTH MALL	ALLENTOWN	PA	100%	2003	405,000
SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	610,000
UNIONTOWN MALL	UNIONTOWN	PA	100%	2003	699,000
VALLEY MALL	HAGERSTOWN	MD	100%	2003	917,000
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	598,000
VIEWMONT MALL	SCRANTON	PA	100%	2003	747,000
VOORHEES TOWN CENTER	VOORHEES	NJ	100%	2003	731,000
WASHINGTON CROWN CENTER	WASHINGTON	PA	100%	2003	676,000
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	996,000
WIREGRASS COMMONS	DOTHAN	AL	100%	2003	638,000
WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,160,000
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	911,000
TOTAL MALLS					**29,057,000**

STRIP AND POWER CENTERS	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
CHRISTIANA CENTER	NEWARK	DE	100%	1998	302,000
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	2002	231,000
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	2001	778,000
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1996	705,000
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	2001	717,000
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,000
SPRINGFIELD PARK	SPRINGFIELD	PA	50%	1998	274,000
WHITEHALL MALL	ALLENTOWN	PA	50%	1964/1998	570,000
TOTAL STRIP AND POWER CENTERS					**4,040,000**
TOTAL PROPERTIES					**33,097,000**

Financial Contents

PERFORMANCE GRAPH | The five-year performance graph at right compares our cumulative total shareholder return with the S&P 500 Index, the NAREIT Equity Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 on the last trading day of 2006 and that all dividends were reinvested.



Share Performance Graph
Comparison of Five-Year Total Return among PREIT, Equity REITs, S&P 500, and Russell 2000
Index Value
125
100
75
50
25
0
2006
2007
2008
2009
2010
2011
PREIT
S&P 500
NAREIT Equity
Russell 2000

Selected Financial Information (unaudited)

(in thousands, except per share amounts)	Year Ended December 31,				
Operating results	**2011**	**2010**	**2009**	**2008**	**2007**
Total revenue	$ 456,560	$ 455,641	$ 451,306	$ 461,035	$ 457,708
(Loss) income from continuing operations	$ (93,935)	$ (75,014)	$ (103,867)	$ (20,590)	$ 13,408
Net (loss) income	$ (93,935)	$ (54,363)	$ (90,091)	$ (16,355)	$ 23,120
Net (loss allocable) income attributable to PREIT	$ (90,161)	$ (51,927)	$ (85,738)	$ (15,766)	$ 26,510
(Loss) income from continuing operations per share – basic	$ (1.66)	$ (1.43)	$ (2.43)	$ (0.54)	$ 0.44
(Loss) income from continuing operations per share – diluted	$ (1.66)	$ (1.43)	$ (2.43)	$ (0.54)	$ 0.44
Net (loss) income per share – basic	$ (1.66)	$ (1.04)	$ (2.11)	$ (0.43)	$ 0.68
Net (loss) income per share – diluted	$ (1.66)	$ (1.04)	$ (2.11)	$ (0.43)	$ 0.67
Cash flows					
Cash provided by operating activities	$ 105,262	$ 116,791	$ 136,148	$ 124,963	$ 149,486
Cash (used in) provided by investing activities	$ (21,772)	$ 81,029	$ (103,405)	$ (353,239)	$ (242,377)
Cash (used in) provided by financing activities	$ (104,019)	$ (229,736)	$ 31,714	$ 210,137	$ 105,008
Cash distributions					
Cash distributions per share – common shares	$ 0.60	$ 0.60	$ 0.74	$ 2.28	$ 2.28
Cash distributions per share – preferred shares	$ —	$ —	$ —	$ —	$ 3.50
Balance sheet items					
Investment in real estate, at cost	$ 3,576,997	$ 3,587,468	$ 3,684,313	$ 3,708,048	$ 3,367,294
Total assets	$ 2,910,254	$ 3,080,117	$ 3,346,580	$ 3,444,277	$ 3,264,074
Long term debt					
Consolidated properties:					
Mortgage loans payable, including debt premium	$ 1,691,381	$ 1,744,248	$ 1,777,121	$ 1,760,296	$ 1,656,942
Revolving Facilities	$ 95,000	$ —	$ 486,000	$ 400,000	$ 330,000
Exchangeable Notes, net of debt discount	$ 136,051	$ 134,091	$ 132,236	$ 230,079	$ 268,245
Term Loans	$ 240,000	$ 347,200	$ 170,000	$ 170,000	$ —
Company's share of partnerships:					
Mortgage loans payable	$ 204,546	$ 175,693	$ 181,776	$ 184,064	$ 188,089
Funds From Operations[(1)]					
Net (loss) income	$ (93,935)	$ (54,363)	$ (90,091)	$ (16,355)	$ 23,120
Dividends on preferred shares	—	—	—	—	(7,941)
Redemption of preferred shares	—	—	—	—	13,347
Gains on sales of interests in real estate	(740)	—	(923)	—	(579)
Gains on sales of discontinued operations	—	(19,094)	(9,503)	—	(6,699)
Impairment of assets	52,336	—	74,254	—	—
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	139,521	160,108	159,405	144,142	127,007
Unconsolidated partnerships	8,403	8,656	8,144	8,361	7,130
Discontinued operations	—	3,907	6,055	4,864	3,132
Funds from operations	**$ 105,585**	**$ 99,214**	**$ 147,341**	**$ 141,012**	**$ 158,517**
Weighted average number of shares outstanding	54,639	50,642	40,953	38,807	37,577
Weighted average effect of full conversion OP Units	2,329	2,329	2,268	2,236	3,308
Effect of common share equivalents	502	502	12	14	325
Total weighted average shares outstanding including OP Units	**57,470**	**53,473**	**43,233**	**41,057**	**41,210**
Funds from operations per share	**$ 1.84**	**$ 1.86**	**$ 3.41**	**$ 3.43**	**$ 3.85**

(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure commonly used by REITs, as income before gains and losses on sales of operating properties, extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time; plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do. NAREIT guidance issued in 2003 provides that excluding impairment write downs of depreciable real estate is consistent with the definition of FFO. Certain regulatory staff had indicated, however, a view that impairment write downs were required to be included in FFO. In late 2011, NAREIT updated its guidance to reflect that certain regulatory staff has conveyed that it no longer holds that view, and NAREIT reiterated its original guidance that excluding such impairments is consistent with the NAREIT definition. In this report, prior period FFO amounts have been revised to reflect this updated NAREIT guidance regarding impairment write downs. For additional information about FFO, please refer to page 44.

Consolidated Balance Sheets

(in thousands, except per share amounts)	December 31, 2011	December 31, 2010
Assets:		
Investments in Real Estate, at cost:		
Operating properties	$ 3,470,167	$ 3,448,900
Construction in progress	91,538	121,547
Land held for development	15,292	17,021
Total investments in real estate	**3,576,997**	**3,587,468**
Accumulated depreciation	(844,010)	(729,086)
Net investments in real estate	**2,732,987**	**2,858,382**
Investments in Partnerships, at equity	16,009	30,959
Other Assets:		
Cash and cash equivalents	21,798	42,327
Tenant and other receivables (net of allowance for doubtful accounts of $17,930 and $22,083 at December 31, 2011 and 2010, respectively)	39,832	40,732
Intangible assets (net of accumulated amortization of $51,625 and $52,904 at December 31, 2011 and 2010, respectively)	9,921	15,787
Deferred costs and other assets	89,707	91,930
Total assets	**$ 2,910,254**	**$ 3,080,117**
Liabilities:		
Mortgage loans payable (including debt premium of $282 and $1,569 at December 31, 2011 and 2010, respectively)	$ 1,691,381	$ 1,744,248
Exchangeable Notes (net of debt discount of $849 and $2,809 at December 31, 2011 and 2010, respectively)	136,051	134,091
Term Loans	240,000	347,200
Revolving Facility	95,000	—
Tenants' deposits and deferred rent	13,278	16,583
Distributions in excess of partnership investments	64,938	44,614
Fair value of derivative instruments	21,112	27,233
Accrued expenses and other liabilities	60,456	61,618
Total liabilities	**2,322,216**	**2,375,587**
Commitments and Contingencies (Note 11)		
Equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000 shares authorized; issued and outstanding 55,677 shares at December 31, 2011 and 55,436 shares at December 31, 2010	55,677	55,436
Capital contributed in excess of par	1,047,487	1,040,023
Accumulated other comprehensive loss	(34,099)	(39,993)
Distributions in excess of net income	(524,738)	(401,193)
Total equity – Pennsylvania Real Estate Investment Trust	**544,327**	**654,273**
Noncontrolling interest	43,711	50,257
Total equity	**588,038**	**704,530**
Total liabilities and equity	**$ 2,910,254**	**$ 3,080,117**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands of dollars)	For the Year Ended December 31, 2011	2010	2009
Revenue:			
Real estate revenue:			
Base rent	$ 293,345	$ 293,640	$ 288,542
Expense reimbursements	131,093	131,877	135,627
Percentage rent	6,494	5,585	5,357
Lease termination revenue	1,859	3,028	2,154
Other real estate revenue	17,057	16,235	16,591
Total real estate revenue	**449,848**	**450,365**	**448,271**
Interest and other income	6,712	5,276	3,035
Total revenue	**456,560**	**455,641**	**451,306**
Expenses:			
Operating expenses:			
CAM and real estate taxes	(144,427)	(142,767)	(139,274)
Utilities	(24,530)	(26,030)	(24,066)
Other	(24,876)	(26,476)	(27,628)
Total operating expenses	**(193,833)**	**(195,273)**	**(190,968)**
Depreciation and amortization	(140,430)	(161,592)	(161,690)
Other expenses:			
General and administrative expenses	(38,901)	(38,973)	(37,558)
Impairment of assets	(52,336)	—	(74,254)
Project costs and other expenses	(964)	(1,137)	(927)
Total other expenses	**(92,201)**	**(40,110)**	**(112,739)**
Interest expense, net	(132,256)	(142,730)	(131,236)
Gain on extinguishment of debt	—	—	27,047
Total expenses	**(558,720)**	**(539,705)**	**(569,586)**
Loss before equity in income of partnerships, gains on sales of real estate, and discontinued operations	(102,160)	(84,064)	(118,280)
Equity in income of partnerships	6,635	9,050	10,102
Gains on sales of real estate	1,590	—	4,311
Loss from continuing operations	**(93,935)**	**(75,014)**	**(103,867)**
Discontinued operations:			
Operating results from discontinued operations	—	1,557	4,273
Gains on sales of discontinued operations	—	19,094	9,503
Income from discontinued operations	**—**	**20,651**	**13,776**
Net loss	(93,935)	(54,363)	(90,091)
Less: net loss attributed to noncontrolling interest	3,774	2,436	4,353
Net loss attributable to Pennsylvania Real Estate Investment Trust	**$ (90,161)**	**$ (51,927)**	**$ (85,738)**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations (continued)
Earnings Per Share

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2011	2010	2009
Loss from continuing operations	$ (93,935)	$ (75,014)	$ (103,867)
Noncontrolling interest in continuing operations	3,774	3,270	5,080
Dividends on restricted shares	(547)	(615)	(797)
Loss from continuing operations used to calculate earnings per share – basic and diluted	**$ (90,708)**	**$ (72,359)**	**$ (99,584)**
Income from discontinued operations	$ —	$ 20,651	$ 13,776
Noncontrolling interest in discontinued operations	—	(834)	(727)
Income from discontinued operations used to calculate earnings per share – basic and diluted	**$ —**	**$ 19,817**	**$ 13,049**
Basic earnings (loss) per share:			
Loss from continuing operations	$ (1.66)	$ (1.43)	$ (2.43)
Income from discontinued operations	—	0.39	0.32
	$ (1.66)	**$ (1.04)**	**$ (2.11)**
Diluted earnings (loss) per share:			
Loss from continuing operations	$ (1.66)	$ (1.43)	$ (2.43)
Income from discontinued operations	—	0.39	0.32
	$ (1.66)	**$ (1.04)**	**$ (2.11)**
(in thousands of shares)			
Weighted average shares outstanding – basic	54,639	50,642	40,953
Effect of dilutive common share equivalents[1]	—	—	—
Weighted average shares outstanding – diluted	**54,639**	**50,642**	**40,953**

(1) For the years ended December 31, 2011, 2010 and 2009, there are net losses allocable to common shareholders from continuing operations, so the effect of common share equivalents of 502, 502 and 12 for the years ended December 31, 2011, 2010 and 2009, respectively, is excluded from the calculation of diluted loss per share. See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands of dollars)	For the Year Ended December 31, 2011	2010	2009
Comprehensive (loss) income:			
Net loss	$ (93,935)	$ (54,363)	$ (90,091)
Unrealized gain (loss) on derivatives	6,118	(12,343)	14,558
Other	24	1,951	1,567
Total comprehensive loss	(87,793)	(64,755)	(73,966)
Less: Comprehensive loss attributable to noncontrolling interest	3,526	2,851	3,553
Comprehensive loss attributable to Pennsylvania Real Estate Investment Trust	**$ (84,267)**	**$ (61,904)**	**$ (70,413)**

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Equity

For the Years Ended December 31, 2011, 2010 and 2009

		PREIT Shareholders				
(in thousands of dollars, except per share amounts)	Total Equity	Shares of Beneficial Interest, $1.00 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Loss	Distributions in Excess of Net Income (Loss)	Non-controlling Interest
Balance January 1, 2009	**$ 698,263**	**$ 39,469**	**$ 853,281**	**$ (45,341)**	**$ (201,080)**	**$ 51,934**
Total comprehensive loss	(73,966)	—	—	15,325	(85,738)	(3,553)
Shares issued upon redemption of Operating Partnership Units	—	13	276	—	—	(289)
Shares issued under distribution reinvestment and share purchase plan	260	45	215	—	—	—
Shares issued under employee share purchase plans	502	102	400	—	—	—
Shares issued under equity incentive plans, net of retirements	(207)	687	(894)	—	—	—
Shares issued for repurchase of Exchangeable Notes	24,988	4,300	20,688	—	—	—
Amortization of deferred compensation	7,769	—	7,769	—	—	—
Distributions paid to common shareholders ($0.74 per share)	(30,864)	—	—	—	(30,864)	—
Noncontrolling interest:						
Distributions paid to Operating Partnership unitholders ($0.74 per unit)	(1,610)	—	—	—	—	(1,610)
Contributions from noncontrolling interest, net	9,669	—	—	—	—	9,669
Balance December 31, 2009	**634,804**	**44,616**	**881,735**	**(30,016)**	**(317,682)**	**56,151**
Total comprehensive loss	(64,755)	—	—	(9,977)	(51,927)	(2,851)
Shares issued under 2010 public offering, net of expenses	160,589	10,350	150,239	—	—	—
Shares issued under distribution reinvestment and share purchase plan	900	68	832	—	—	—
Shares issued under employee share purchase plans	597	46	551	—	—	—
Shares issued under equity incentive plans, net of retirements	(1,008)	356	(1,364)	—	—	—
Amortization of deferred compensation	8,030	—	8,030	—	—	—
Distributions paid to common shareholders ($0.60 per share)	(31,584)	—	—	—	(31,584)	—
Noncontrolling interest:						
Distributions paid to Operating Partnership unitholders ($0.60 per unit)	(1,365)	—	—	—	—	(1,365)
Amortization of historic tax credit	(1,697)	—	—	—	—	(1,697)
Contributions from noncontrolling interest, net	19	—	—	—	—	19
Balance December 31, 2010	**704,530**	**55,436**	**1,040,023**	**(39,993)**	**(401,193)**	**50,257**
Total comprehensive loss	(87,793)	—	—	5,894	(90,161)	(3,526)
Shares issued under distribution reinvestment and share purchase plan	67	4	63	—	—	—
Shares issued under employee share purchase plan	494	43	451	—	—	—
Shares issued under equity incentive plans, net of retirements	(1,911)	194	(2,105)	—	—	—
Amortization of deferred compensation	9,055	—	9,055	—	—	—
Distributions paid to common shareholders ($0.60 per share)	(33,384)	—	—	—	(33,384)	—
Noncontrolling interest:						
Distributions paid to Operating Partnership unitholders ($0.60 per unit)	(1,395)	—	—	—	—	(1,395)
Amortization of historic tax credit	(1,921)	—	—	—	—	(1,921)
Contributions from noncontrolling interest, net	296	—	—	—	—	296
Balance December 31, 2011	**$ 588,038**	**$ 55,677**	**$ 1,047,487**	**$ (34,099)**	**$ (524,738)**	**$ 43,711**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the Year Ended December 31, 2011	2010	2009
Cash flows from operating activities:			
Net loss	$ (93,935)	$ (54,363)	$ (90,091)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	128,378	137,210	134,301
Amortization	19,941	40,253	40,672
Straight-line rent adjustments	(331)	(1,466)	(1,308)
Provision for doubtful accounts	3,320	5,337	6,567
Amortization of deferred compensation	9,055	8,030	7,769
Gain on sales of real estate and discontinued operations	(1,590)	(19,094)	(13,814)
Amortization of historic tax credits	(1,921)	(1,697)	—
Impairment of assets and project costs	52,909	1,056	75,012
Gain on extinguishment of debt	—	—	(27,047)
Change in assets and liabilities:			
Net change in other assets	(7,143)	(1,290)	(1,914)
Net change in other liabilities	(3,421)	2,815	6,001
Net cash provided by operating activities	**105,262**	**116,791**	**136,148**
Cash flows from investing activities:			
Additions to construction in progress	(25,426)	(23,448)	(128,364)
Investments in real estate improvements	(36,017)	(32,226)	(39,571)
Additions to leasehold improvements	(364)	(290)	(317)
Investments in partnerships	(252)	(9,070)	(1,811)
Capitalized leasing costs	(4,999)	(4,459)	(4,341)
Cash proceeds from sales of real estate investments	7,551	134,669	62,595
Decrease (increase) in cash escrows	2,210	(967)	3,313
Repayment of tenant note receivable	—	10,000	—
Cash distributions from partnerships in excess of equity in income	35,525	6,820	5,091
Net cash (used in) provided by investing activities	**(21,772)**	**81,029**	**(103,405)**
Cash flows from financing activities:			
Net proceeds from 2010 Term Loan and Revolving Facility	—	590,000	—
Shares of beneficial interest issued	533	162,113	659
Net (repayment of) borrowing from 2003 Credit Facility	—	(486,000)	86,000
Repayment of senior unsecured 2008 Term Loan	—	(170,000)	—
Repayment of 2010 Term Loan	(7,200)	(172,800)	—
Net repayment of Revolving Facility	(5,000)	(70,000)	—
Proceeds from mortgage loans	27,700	64,500	75,602
Repayment of mortgage loans	(58,032)	(75,450)	(39,933)
Principal installments on mortgage loans	(21,249)	(20,748)	(17,561)
Repurchase of Exchangeable Notes	—	—	(47,156)
Payment of deferred financing costs	(4,109)	(17,367)	(3,397)
Dividends paid to common shareholders	(33,384)	(31,584)	(30,864)
Distributions paid to Operating Partnership unitholders and noncontrolling interest	(1,395)	(1,365)	(1,610)
Shares of beneficial interest repurchased, other	(1,883)	(1,035)	(114)
Contributions from investor with noncontrolling interest in project	—	—	10,088
Net cash (used in) provided by financing activities	**(104,019)**	**(229,736)**	**31,714**
Net change in cash and cash equivalents	(20,529)	(31,916)	64,457
Cash and cash equivalents, beginning of year	42,327	74,243	9,786
Cash and cash equivalents, end of year	**$ 21,798**	**$ 42,327**	**$ 74,243**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011, 2010 and 2009

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust ("PREIT"), a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. As of December 31, 2011, our portfolio consisted of a total of 49 properties in 13 states, including 38 shopping malls, eight strip and power centers and three development properties, with two of the development properties classified as "mixed use" (a combination of retail and other uses), and one of the development properties classified as "other."

We hold our interest in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates" or the "Operating Partnership"). We are the sole general partner of the Operating Partnership and, as of December 31, 2011, we held a 96.0% interest in the Operating Partnership, and consolidated it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem such partner's units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at our election, we may acquire such OP Units in exchange for our common shares on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately. In the event that all of the outstanding OP Units held by limited partners were redeemed for cash, the total amount that would have been distributed as of December 31, 2011 would have been $24.3 million, which is calculated using our December 30, 2011 closing share price on the New York Stock Exchange of $10.44 multiplied by the number of outstanding OP Units held by limited partners, which was 2,329,118 as of December 31, 2011.

We provide management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties owned by partnerships in which we own an interest and properties that are owned by third parties in which we do not have an interest. PREIT Services and PRI are consolidated. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate consolidated operations on a geographic basis. We do not have any significant revenue or asset concentrations, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of consolidated revenue, and none of our properties are located outside the United States.

CONSOLIDATION | We consolidate our accounts and the accounts of the Operating Partnership and other controlled subsidiaries, and we reflect the remaining interest in such entities as noncontrolling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform with the current year presentation.

PARTNERSHIP INVESTMENTS | We account for our investments in partnerships that we do not control using the equity method of accounting. These investments, each of which represents a 40% to 50% noncontrolling ownership interest at December 31, 2011, are recorded initially at our cost and subsequently adjusted for our share of net equity in income and cash contributions and distributions. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS | We consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2011 and 2010, cash and cash equivalents totaled $21.8 million and $42.3 million, respectively, and included tenant security deposits of $4.3 million and $4.0 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $124.1 million, $131.5 million and $124.9 million for the years ended December 31, 2011, 2010 and 2009, respectively, net of amounts capitalized of $2.0 million, $2.6 million and $5.6 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | In connection with the June 2011 amendment to the 2010 Credit Facility, we reduced the amount outstanding under the 2010 Term Loan by $100.0 million and increased the amount outstanding under the 2010 Revolving Facility by $100.0 million.

Accrued construction costs decreased $0.1 million, $5.6 million and $27.1 million in the years ended December 31, 2011, 2010 and 2009, respectively, representing non-cash decreases in construction in progress.

In October 2009, we repurchased $35.0 million in aggregate principal amount of our 4% Senior Exchangeable Notes due June 1, 2012 ("Exchangeable Notes") in exchange for 1,300,000 common shares, with a fair market value of $10.0 million at the time of the purchase, and $13.3 million in cash. In June 2009, we repurchased $25.0 million in aggregate principal amount of Exchangeable Notes in exchange for 3,000,000 common shares, with a fair market value of $15.0 million at the time of the purchase.

ACCOUNTING POLICIES | ***USE OF ESTIMATES*** | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. We believe that our most significant and subjective accounting estimates and assumptions are those relating to fair value, asset impairment and receivable reserves.

Our management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, our management considers, among other factors, events and changes in property, market and economic conditions, estimated future cash flows from property operations, and the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenue from tenant rent and other tenant-related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as reimbursements of costs of common area maintenance ("CAM"), real estate taxes and utilities), amortization of above-market and below-market intangibles (as described below under "Intangible Assets") and straight-line rent. We record base rent on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with our tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively. The straight-line rent adjustment increased revenue by $0.3 million, $1.5 million and $1.3 million in the years ended December 31, 2011, 2010 and 2009, respectively. The straight-line rent receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2011 and 2010 were $25.5 million and $25.2 million, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of its total sales or as a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached.

Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of certain CAM costs and real estate taxes. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2011 and 2010, our accounts receivable included accrued income of $2.3 million and $4.2 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts actually billed.

Certain lease agreements contain cotenancy clauses that can change the amount of rent or the type of rent that tenants are required to pay, or, in some cases, can allow a tenant to terminate their lease, in the event that certain events take place, such as a decline in property occupancy levels below certain defined levels or the vacating of an anchor store. Cotenancy clauses do not generally have any retroactive effect when they are triggered. The effect of cotenancy clauses is applied on a prospective basis to recognize the new rent that is in effect.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

The effect of lease modifications that result in rent relief or other credits to tenants, including any retroactive effects relating to prior periods, is recognized in the period when the lease modification is signed.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

We also generate revenue by providing management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "Interest and other income" in the consolidated statements of operations.

FAIR VALUE | Fair value accounting applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, these accounting requirements establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs might include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives (Level 2) and financial instruments (Level 2) and in our reviews for impairment of real estate assets (Level 3) and goodwill (Level 3).

FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the term loans and revolving facilities approximate fair value due to the short-term nature of these instruments. The majority of our variable rate debt is subject to interest rate swaps that have effectively fixed the interest rates on the underlying debt. The estimated fair value for fixed rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to us for fixed rate mortgage loans and corporate notes payable with similar terms and maturities.

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable, which is referred to as a "triggering event." In connection with our review of our long-lived assets for impairment, we utilize qualitative and quantitative factors in order to estimate fair value. The significant qualitative factors that we use include age and condition of the property, market conditions in the property's trade area, competition with other shopping centers within the property's trade area and the creditworthiness and performance of the property's tenants. The significant quantitative factors that we use include historical and forecasted financial and operating information relating to the property, such as net operating income, occupancy statistics, vacancy projections and tenants' sales levels. Our fair value assumptions relating to real estate assets are within Level 3 of the fair value hierarchy.

If there is a triggering event in relation to a property to be held and used, we will estimate the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges. In addition, this estimate may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by our management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could affect the determination of whether an impairment exists and whether the effects of such changes could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, a further comparison is performed to determine if the fair value of the property is less than the carrying amount of the property.

In determining the estimated undiscounted cash flows of the properties that are being analyzed for impairment of assets, we take the sum of the estimated undiscounted cash flows, assuming a holding period of ten years, plus a terminal value calculated using the estimated net operating income in the eleventh year and terminal capitalization rates, which in 2011 ranged from 8.25% to 11.5%. In 2011, we estimated the fair value of the properties that experienced impairment of assets using discount rates applied to estimated cash flows ranging from 13% to 14%.

Assessment of our ability to recover certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is recorded as a reduction to income.

We conduct an annual review of our goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. We have determined the fair value of our properties and the amount of goodwill that is associated with certain of our properties, and we have concluded that goodwill was not impaired as of December 31, 2011. Fair value is determined by applying a capitalization rate to our estimate of projected income at those properties. We also consider factors such as property sales performance, market position and current and future operating results. This amount is compared to the aggregate of the property basis and the goodwill that has been assigned to that property. If the fair value is less than the property basis and the goodwill, we evaluate whether impairment has occurred.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	20–40 years
Land improvements	15 years
Furniture/fixtures	3–10 years
Tenant improvements	Lease term

We are required to make subjective assessments as to the useful lives of our real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our net income. If we were to determine that a different estimated useful life was appropriate for a particular asset, it would be depreciated over the newly estimated useful life, and, other things being equal, result in changes in annual depreciation expense and annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method, provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

REAL ESTATE ACQUISITIONS | We account for our property acquisitions by allocating the purchase price of a property to the property's assets based on management's estimates of their fair value. Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date, and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property, the general market conditions in which the property operates and conditions in the economy. The judgment and subjectivity inherent in such assumptions can have a significant effect on the magnitude of the intangible assets or the changes to such assets that we record.

INTANGIBLE ASSETS | Our intangible assets on the accompanying consolidated balance sheets at December 31, 2011 and 2010 included $7.2 million (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2011 were as follows:

(in thousands of dollars)	Basis	Accumulated Amortization	Impairment Write-Offs	Total
Balance, January 1, 2009	**$ 12,877**	**$ (1,073)**	**$ (4,648)**	**$ 7,156**
Goodwill divested	—	—	—	—
Impairment	—	—	—	—
Balance, December 31, 2009	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Impairment	—	—	—	—
Balance, December 31, 2010	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Impairment	—	—	—	—
Balance, December 31, 2011	**$ 12,877**	**$ (1,073)**	**$ (4,648)**	**$ 7,156**

We allocate a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for comparable in-place leases, based on factors such as historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. Above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods, and are included in "Accrued expenses and other liabilities" in the consolidated balance sheets.

We allocate purchase price to customer relationship intangibles based on management's assessment of the value of such relationships.

The following table presents our intangible assets and liabilities, net of accumulated amortization, as of December 31, 2011 and 2010:

	As of December 31,	
(in thousands of dollars)	2011	2010
Value of in-place lease intangibles	$ 1,779	$ 6,564
Above-market lease intangibles	986	2,067
Subtotal	**2,765**	**8,631**
Goodwill	7,156	7,156
Total intangible assets	**$ 9,921**	**$ 15,787**
Below-market lease intangibles	**$ (3,922)**	**$ (4,786)**

Amortization of in-place lease intangibles was $4.8 million, $21.8 million and $27.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Amortization of above-market and below-market lease intangibles decreased revenue by $0.2 million in each of 2011 and 2010 and increased revenue by $0.1 million in 2009.

In the normal course of business, our intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ending December 31,	Value of In-Place Lease Intangibles	Above/(Below) Market Leases, net
2012	$ 746	$ (135)
2013	385	(249)
2014	357	(438)
2015	291	(203)
2016	—	(204)
2017 and thereafter	—	(1,707)
Total	**$ 1,779**	**$ (2,936)**

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by our management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. We generally consider operating properties to be held for sale when they meet criteria such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable and is expected to qualify for recognition as a completed sale within one year. If, in management's opinion, the expected net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, operating properties classified as held for sale are considered discontinued operations. Operating properties classified as discontinued operations are reclassified as such in the consolidated statement of operations for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress. We capitalize a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

We capitalize payments made to obtain options to acquire real property. Other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. When it is probable that the property will not be acquired, capitalized pre-acquisition costs are charged to expense.

We capitalize salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes our capitalized salaries, commissions and benefits, real estate taxes and interest for the years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31,		
(in thousands of dollars)	2011	2010	2009
Development/Redevelopment:			
Salaries and benefits	$ 765	$ 1,087	$ 2,123
Real estate taxes	$ 280	$ 467	$ 951
Interest	$ 2,087	$ 2,584	$ 5,613
Leasing:			
Salaries, commissions and benefits	$ 4,999	$ 4,459	$ 4,341

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our net income because higher bad debt expense results in less net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable, given our experience regarding such amounts.

INCOME TAXES | We have elected to qualify as a real estate investment trust, or REIT, under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intend to remain so qualified.

In some instances, we follow methods of accounting for income tax purposes that differ from generally accepted accounting principles.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income or loss reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of our net income or loss for financial reporting purposes and for tax reporting purposes.

The following table summarizes the aggregate cost basis and depreciated basis for federal income tax purposes of our investment in real estate for the years ended December 31, 2011 and 2010:

	As of December 31,	
(in millions of dollars)	2011	2010
Aggregate cost basis for federal income tax purposes	$ 3,910.5	$ 3,813.2
Aggregate depreciated basis for federal income tax purposes	$ 2,916.5	$ 2,905.2

We are subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of our ordinary income plus 95% of our capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. We have, in the past, distributed a substantial portion of our taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2011, 2010 and 2009, as no excise tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31,		
	2011	2010	2009
Ordinary income	$ 0.37	$ 0.60	$ 0.63
Capital gains	0.01	—	0.11
Return of capital	0.22	—	—
	$ 0.60	**$ 0.60**	**$ 0.74**

We follow accounting requirements that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. We must determine whether it is "more likely than not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the "more likely than not" recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement to determine the amount of benefit to recognize in the financial statements.

PRI is subject to federal, state and local income taxes. We had no provision or benefit for federal or state income taxes in the years ended December 31, 2011, 2010 and 2009. We had net deferred tax assets of $8.9 million and $8.8 million for the years ended December 31, 2011 and 2010, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these assets will not be realized because we anticipate that the net operating losses that we have historically experienced at our taxable REIT subsidiaries will continue to occur.

DERIVATIVES | In the normal course of business, we are exposed to financial market risks, including interest rate risk on our interest-bearing liabilities. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. We do not use derivative financial instruments for trading or speculative purposes.

Currently, we use interest rate swaps and caps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instruments' fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting. If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction that is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose us to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting. We must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges are designed to mitigate the risks associated with future cash outflows on debt.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. As of December 31, 2011, we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

SHARE-BASED COMPENSATION EXPENSE | Share based payments to employees, including grants of share options and restricted shares, are valued at fair value on the date of grant, and are expensed over the applicable vesting period.

EARNINGS PER SHARE | The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive effect of common share equivalents. Common share equivalents consist primarily of shares that are issued under employee share compensation programs and outstanding share options whose exercise price was less than the average market price of our shares during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | The Financial Accounting Standards Board has proposed new accounting pronouncements related to lease accounting and to fair value accounting for long lived assets, including real estate. These pronouncements, if adopted, could have a significant effect on our financial statements. The effective dates of these possible accounting pronouncement changes, if any, are unknown at this time.

In 2011, we adopted new accounting requirements relating to the presentation of comprehensive income. These accounting requirements have increased the prominence of other comprehensive income in our financial statements. We now present the components of net income and comprehensive income in two financial statements under the heading "Consolidated Statements of Operations." The new accounting requirements eliminate the option to present other comprehensive income in the statement of changes in equity. We have applied these changes retrospectively. The adoption of these new accounting requirements did not have a material effect on our financial statements.

In 2011, we adopted new accounting requirements relating to testing for goodwill impairment that permit us to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If we conclude it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we do not perform the two-step impairment test.

2. Real Estate Activities

Investments in real estate as of December 31, 2011 and 2010 were comprised of the following:

(in thousands of dollars)	As of December 31, 2011	2010
Buildings, improvements and construction in progress	$ 3,060,095	$ 3,060,754
Land, including land held for development	516,902	526,714
Total investments in real estate	3,576,997	3,587,468
Accumulated depreciation	(844,010)	(729,086)
Net investments in real estate	$ 2,732,987	$ 2,858,382

IMPAIRMENT OF ASSETS | During the years ended December 31, 2011 and 2009, we recorded asset impairment losses, which are included in "Impairment of assets" in the consolidated statements of operations. No asset impairment losses were recorded in 2010. The assets that incurred impairment losses and the amount of such losses are as follows:

(in thousands of dollars)	For the Year Ended December 31, 2011	2009
Phillipsburg Mall	$ 27,977	$ —
North Hanover Mall	24,134	—
Orlando Fashion Square	—	62,700
Springhills	—	11,484
Other	225	70
Total impairment of assets	$ 52,336	$ 74,254

2011 IMPAIRMENTS | *NORTH HANOVER MALL* | In 2011, we recorded a loss on impairment of assets at North Hanover Mall in Hanover, Pennsylvania of $24.1 million to write down the carrying value of the property's long-lived assets to their estimated fair value of $22.5 million. In 2008, we had constructed a department store that was to be leased and occupied by Boscov's, Inc. ("Boscov's"). Prior to taking occupancy of the newly built store, Boscov's declared bankruptcy, and the lease was subsequently rejected. Since then, we have attempted to execute a lease with a suitable retail replacement or non-retail user for this anchor location. In 2011, a newly-constructed power center opened in the trade area, increasing the competition for new tenants. After entering into lease negotiations in 2011, in January 2012, we entered into a lease with JCPenney Corporation, Inc. for it to move from its current location at the mall to occupy a significant portion of the newly constructed anchor space. The economic terms of this transaction are less favorable than the terms of the original Boscov's lease. During the third quarter of 2011, in connection with our 2012 business plan and budgeting process, we concluded that there was a low likelihood that we would be able to lease the vacant department store on favorable terms. We further concluded that these factors constituted a triggering event, leading us to conduct an analysis of possible asset impairment at this property. Using updated assumptions based on these factors, we determined that the estimated undiscounted cash flows, net of estimated capital expenditures, for North Hanover Mall were less than the carrying value of the property, and recorded the impairment loss.

PHILLIPSBURG MALL | In 2011, we recorded a loss on impairment of assets at Phillipsburg Mall in Phillipsburg, New Jersey of $28.0 million to write down the carrying value of the property to the property's estimated fair value of $15.0 million. During 2011, Phillipsburg Mall experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Phillipsburg, New Jersey trade area, combined with negative trends in the retail sector. The occupancy declines resulted from store closings from underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, during the third quarter of 2011, in connection with the preparation of our 2012 business plan and budgets, we determined that the estimated undiscounted future cash flows, net of estimated capital expenditures, to be generated by the property were less than the carrying value of the property, and recorded the impairment loss.

2009 IMPAIRMENTS | *ORLANDO FASHION SQUARE* | During 2009, Orlando Fashion Square experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Orlando market combined with negative trends in the retail sector. The occupancy declines resulted from store closings from bankrupt and underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, during the fourth quarter of 2009, in connection with the preparation of our 2010 business plan and budgets, we determined that the estimated undiscounted future cash flows, net of estimated capital expenditures, to be generated by the property was less than the carrying value of the property. As a result, we determined that the property was impaired and we recorded an impairment loss of $62.7 million to write down the property's estimated fair value to $40.2 million.

SPRINGHILLS | Springhills is a mixed use development project located in Gainesville, Florida. During the fourth quarter of 2009, in connection with our 2010 business planning process, which included a strategic review of our future development projects, we determined that the development plans for Springhills were uncertain. Consequently, we recorded an impairment loss of $11.5 million to write down the carrying amount of the project to its estimated fair value of $22.0 million.

PROJECT COSTS | We expensed project costs that did not meet or no longer met our criteria for capitalization of $0.6 million, $1.1 million and $0.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza, all of which are power centers that were sold in September 2010. We retained several undeveloped parcels for future development or sale at Monroe Marketplace, Pitney Road Plaza and Sunrise Plaza.

The following table summarizes revenue and expense information for the years ended December 31, 2010 and 2009 for our discontinued operations. There was no income from discontinued operations in 2011.

(in thousands of dollars)	For the Year Ended December 31, 2010	2009
Real estate revenue	$ 9,497	$ 16,447
Expenses:		
Operating expenses	(2,107)	(3,791)
Depreciation and amortization	(3,907)	(6,055)
Interest expense	(1,926)	(2,328)
Total expenses	(7,940)	(12,174)
Operating results from discontinued operations	1,557	4,273
Gains on sales of discontinued operations	19,094	9,503
Income from discontinued operations	$ 20,651	$ 13,776

DISPOSITIONS | The table below presents our dispositions for the years ended December 31, 2011, 2010 and 2009:

(in millions of dollars)

Sale Date	Property and Location	Description of Real Estate Sold	Sale Price	Gain
2011 Activity:				
May	Voorhees Town Center Voorhees, New Jersey	Condominium interest in the mall	$ 5.9	$ 0.7
May	Pitney Road Plaza Lancaster, Pennsylvania	Parcel and land improvements	1.4	0.7
December	New River Valley Mall Christiansburg, Virginia	Unimproved land parcel	0.2	0.1
2010 Activity:				
September	Creekview Center Warrington, Pennsylvania Monroe Marketplace Selinsgrove, Pennsylvania New River Valley Center Christiansburg, Virginia Pitney Road Plaza Lancaster, Pennsylvania Sunrise Plaza Forked River, New Jersey	Sale of five power centers(1)	134.7	19.1
2009 Activity:				
May	Monroe Marketplace Selinsgrove, Pennsylvania	Outparcel occupied by an operating tenant and related land improvements(2)	0.9	—
June	Woodland Mall Grand Rapids, Michigan	Parcel containing a department store subject to a ground lease	2.7	0.2
June	North Hanover Mall Hanover, Pennsylvania	Two outparcels and related improvements(3)	2.0	1.4
August	Crest Plaza Allentown, Pennsylvania	Strip center	15.8	3.4
October	Monroe Marketplace Selinsgrove, Pennsylvania	Two outparcels occupied by operating tenants and land improvements	2.8	—
October	Pitney Road Plaza Lancaster, Pennsylvania	Parcel and land improvements	10.2	2.7
October	Northeast Tower Center Philadelphia, Pennsylvania	Controlling interest in power center(4)	30.4	6.1

(1) We retained an aggregate of eight outparcels at Monroe Marketplace, Pitney Road Plaza and Sunrise Plaza, which were subdivided from the properties in connection with the sale. We used the cash proceeds from the sale to repay mortgage loans secured by three of these properties totaling $39.7 million, and for the payment of the release prices of the other two properties that secured a portion of the 2010 Credit Facility (as defined below) which totaled $57.4 million. We also used $10.0 million to repay borrowings under our Revolving Facility (as defined below) and $8.9 million to repay borrowings under our 2010 Term Loan (as defined below), both in accordance with the terms of our 2010 Credit Facility at that time. We used the remaining $18.7 million of the proceeds for general corporate purposes.

(2) We recorded an asset impairment charge of $0.1 million immediately prior to this transaction.

(3) One outparcel was occupied by an operating tenant and the other was improved land.

(4) In connection with the sale, we repaid the mortgage loan associated with the Northeast Tower Center, with a balance of $20.0 million at closing.

ACQUISITIONS | In January 2008, we entered into an agreement under which we acquired a 0.1% general partnership interest and a 49.8% limited partnership interest in Bala Cynwyd Associates, L.P. ("BCA"), and an option to purchase the remaining partnership interests in BCA in two closings in 2009 and 2010. BCA is the owner of One Cherry Hill Plaza, an office building located within the boundaries of the Cherry Hill Mall in Cherry Hill, New Jersey, which we own. We acquired our initial interests in BCA for $3.9 million in cash paid at the first closing in February 2008. We acquired an additional 49.9% interest at the second closing in June 2009 in exchange for $0.2 million and 140,745 OP Units. We acquired the remaining interest in BCA at the third and final closing in September 2010 in exchange for 564 OP Units and a nominal cash amount. Three of our trustees and executive officers, Ronald Rubin, George F. Rubin, and Joseph F. Coradino, were direct or indirect owners of the acquired interests. We have consolidated BCA for financial reporting purposes. See note 10 for further discussion.

DEVELOPMENT ACTIVITIES | As of December 31, 2011 and 2010, we have capitalized $108.8 million and $140.4 million, respectively, related to construction and development activities. As of December 31, 2011, we had $0.3 million of refundable deposits on land purchase contracts.

The following table summarizes where capitalized construction and development information appears on our balance sheet for the years ended December 31, 2011 and 2010:

	As of December 31,	
(in millions of dollars)	2011	2010
Construction in progress	$ 91.5	$ 121.5
Land held for development	15.3	17.0
Deferred costs and other assets	1.1	1.1
Investments in partnerships, at equity	0.9	0.8
Total capitalized construction and development activities	**$ 108.8**	**$ 140.4**

3. Investments in Partnerships

The following table presents summarized financial information of the equity investments in our unconsolidated partnerships as of December 31, 2011 and 2010:

(in thousands of dollars)	As of December 31, 2011	2010
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 404,219	$ 401,321
Construction in progress	2,092	1,870
Total investments in real estate	406,311	403,191
Accumulated depreciation	(144,671)	(131,228)
Net investments in real estate	261,640	271,963
Cash and cash equivalents	11,379	9,590
Deferred costs and other assets, net	19,687	22,657
Total assets	**292,706**	**304,210**
Liabilities and Partners' Equity (Deficit):		
Mortgage loans	410,978	353,335
Other liabilities	6,645	14,454
Total liabilities	**417,623**	**367,789**
Net deficit	(124,917)	(63,579)
Partners' share	(66,667)	(33,025)
Company's share	(58,250)	(30,554)
Excess investment[1]	9,321	13,151
Advances	—	3,748
Net investments and advances	**$ (48,929)**	**$ (13,655)**
Investment in partnerships, at equity	$ 16,009	$ 30,959
Distributions in excess of partnership investments	(64,938)	(44,614)
Net investments and advances	**$ (48,929)**	**$ (13,655)**

(1) Excess investment represents the unamortized difference between our investment and our share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."

We record distributions from our equity investments up to an amount equal to the equity in income of partnerships as cash from operating activities. Amounts in excess of our share of the income in the equity investments are treated as a return of partnership capital and recorded as cash from investing activities.

The following table summarizes our share of equity in income of partnerships for the years ended December 31, 2011, 2010 and 2009:

(in thousands of dollars)	For the Year Ended December 31, 2011	2010	2009
Real estate revenue	$ 76,174	$ 76,681	$ 74,693
Expenses:			
Operating expenses	(23,034)	(23,658)	(24,737)
Interest expense	(22,789)	(17,370)	(13,851)
Depreciation and amortization	(15,894)	(15,938)	(15,489)
Total expenses	(61,717)	(56,966)	(54,077)
Net income	14,457	19,715	20,616
Less: Partners' share	(7,189)	(9,806)	(10,206)
Company's share	7,268	9,909	10,410
Amortization of excess investment	(633)	(859)	(308)
Equity in income of partnerships	**$ 6,635**	**$ 9,050**	**$ 10,102**

FINANCING ACTIVITY OF UNCONSOLIDATED PROPERTIES | Mortgage loans, which are secured by eight of the partnership properties (including one property under development), are due in installments over various terms extending to the year 2023. Five of the mortgage loans bear interest at a fixed interest rate and three of the mortgage loans bear interest at a variable interest rate. The balances of the fixed interest rate mortgage loans have interest rates that range from 5.00% to 7.00% and have a weighted average interest rate of 5.56% at December 31, 2011. The variable interest rate mortgage loans have interest rates that range from 3.02% to 3.37% and have a weighted average interest rate of 3.30% at December 31, 2011. The weighted average interest rate of all partnership mortgage loans is 5.10% at December 31, 2011. The liability under each mortgage loan is limited to the partnership that owns the particular property. Our proportionate share, based on our respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) For the Year Ending December 31,	Company's Proportionate Share Principal Amortization	Balloon Payments	Total	Property Total
2012	$ 2,805	$ 3,708	$ 6,513	$ 14,913
2013	3,137	—	3,137	6,273
2014	3,314	—	3,314	6,627
2015	3,355	35,221	38,576	77,152
2016	2,907	—	2,907	5,813
2017 and thereafter	15,297	134,802	150,099	300,200
	$ 30,815	**$173,731**	**$204,546**	**$410,978**

The following table presents the mortgage loans secured by our unconsolidated properties entered into since January 1, 2009:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Rate	Maturity
2011 Activity:				
June	Red Rose Commons[(1)]	$ 29.9	5.14% fixed	July 2021
June	The Court at Oxford Valley[(2)]	60.0	5.56% fixed	July 2021
September	Metroplex Shopping Center[(3)]	87.5	5.00% fixed	October 2023
2010 Activity:				
April	Springfield Park/Springfield East[(4)]	10.0	LIBOR plus 2.80%	March 2015
May	Red Rose Commons[(5)]	0.3	LIBOR plus 4.00%	October 2011
June	Lehigh Valley Mall[(6)]	140.0	5.88% fixed	July 2020
November	Springfield Mall[(7)]	67.0	LIBOR plus 3.10%	November 2015
2009 Activity:				
October	Red Rose Commons[(5)]	23.9	LIBOR plus 4.00%	October 2011

(1) The unconsolidated entity that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $24.2 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $2.1 million.

(2) The unconsolidated entity that owns The Court at Oxford Valley entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $32.0 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $12.8 million.

(3) The unconsolidated entity that owns Metroplex Shopping Center entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $57.8 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the partnership distributed to us excess proceeds of $16.3 million.

(4) The unconsolidated entities that own Springfield Park and Springfield East entered into the mortgage loan. Our interest in these unconsolidated entities is 50%. The mortgage loan has a term of five years, with one five-year extension option.

(5) The unconsolidated partnership that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%. This loan is for interest only in its initial term. The 2010 transaction was an additional draw of $0.3 million on the mortgage loan established in 2009. The stated interest rate on the mortgage loan is LIBOR plus 4.00%, with a floor of 6.00%. The rate in effect for 2010 and 2011 was 6.00%. The mortgage loan was repaid and replaced with the new mortgage loan entered into in June 2011.

(6) The unconsolidated partnership that owns Lehigh Valley Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $150.0 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $4.1 million.

(7) The unconsolidated entity that owns Springfield Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $72.3 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $2.9 million.

In January 2010, the unconsolidated partnership that owns Springfield Park in Springfield, Pennsylvania repaid a mortgage loan with a balance of $2.8 million. Our share of the mortgage loan repayment was $1.4 million.

4. Financing Activity

2010 CREDIT FACILITY, AS AMENDED | In March 2010, we entered into the 2010 Credit Facility (as defined below), which was comprised of (1) an aggregate $520.0 million term loan made up of a $436.0 million term loan ("Term Loan A") to PREIT Associates, L.P. and PREIT-RUBIN, Inc. and a separate $84.0 million term loan ("Term Loan B") to two other subsidiaries (collectively, the "2010 Term Loan") and (2) a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, and as amended as described below, the "2010 Credit Facility"). All capitalized terms used and not otherwise defined in the description set forth herein of the 2010 Credit Facility (as defined below), as amended by the amendment, have the meanings ascribed to such terms in the 2010 Credit Facility, as so amended.

We used the proceeds of our May 2010 issuance of 10,350,000 common shares in a public offering plus available working capital and some of the proceeds of our September 2010 sale of five power centers to repay borrowings under the 2010 Credit Facility. Prior to entering into the amendment described below, $340.0 million was outstanding under the 2010 Term Loan.

In June 2011, we amended our 2010 Credit Facility, whereby the capacity of the Revolving Facility was increased by $100.0 million to $250.0 million and we repaid $100.0 million of the 2010 Term Loan with proceeds from the Revolving Facility, after which the 2010 Term Loan had a balance of $240.0 million and the Revolving Facility had a balance of $100.0 million.

The amendment extended the term of the 2010 Credit Facility by one year to March 10, 2014 and eliminated the mandatory pay down requirements from capital events, among other changes.

The amendment lowered the interest rate range to between 2.75% and 4.00% per annum over LIBOR, depending on our leverage. Previously, the interest rate range was between 4.00% and 4.90% per annum over LIBOR. Initially, the new rate in effect was 4.00% per annum over LIBOR, and the interest rate remained 4.00% over LIBOR at December 31, 2011. In determining our leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum.

The maximum amount that may be borrowed under the 2010 Credit Facility is subject to a minimum facility debt yield of 9.75%, based on the Net Operating Income of our Collateral Properties.

The obligations under the 2010 Term Loan are secured by first priority mortgages on 18 of our properties and by first priority leasehold mortgages on two properties ground leased by the two subsidiaries that own the Gallery Properties. The foregoing properties constitute substantially all of our previously unencumbered retail properties.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

As of December 31, 2011, $95.0 million was outstanding under our Revolving Facility. No amounts were pledged as collateral for letters of credit, and the unused portion that was available to us was $155.0 million at December 31, 2011. In February 2012, we utilized the proceeds from the new mortgage loan on Capital City Mall to repay $65.0 million of our Revolving Facility. Following this pay down, there was $30.0 million outstanding under our Revolving Facility, and the unused portion that was available to us was $220.0 million. Interest expense related to the Revolving Facility was $2.6 million and $1.6 million for the years ended December 31, 2011 and 2010, respectively, excluding non-cash amortization of deferred financing fees. The weighted average interest rate on outstanding Revolving Facility borrowings as of December 31, 2011 was 4.32%.

As of December 31, 2011, $240.0 million was outstanding under the 2010 Term Loan. Interest expense related to the 2010 Term Loan was $17.5 million and $19.0 million, respectively, for the years ended December 31, 2011 and 2010, respectively, excluding non-cash amortization of deferred financing fees. The weighted average effective interest rates based on amounts borrowed under the 2010 Term Loan for the year ended December 31, 2011 was 5.58% and for March 10, 2010 through December 31, 2010 was 5.83%.

Deferred financing fee amortization associated with the 2010 Credit Facility was $3.7 million and $5.5 million for the years ended December 31, 2011 and 2010, respectively.

A Collateral Property will be released as security upon a sale or refinancing, subject to payment of the Release Price and the absence of any default or Event of Default. If, after release of a Collateral Property (and giving pro forma effect thereto), the Facility Debt Yield will be less than 11.00%, the Release Price will be the Minimum Release Price plus an amount equal to the lesser of (A) the amount that, when paid and applied to the 2010 Term Loan, would result in a Facility Debt Yield equal to 11.00% and (B) the amount by which the greater of (1) 100.0% of net cash proceeds and (2) 90.0% of the gross sales proceeds exceeds the Minimum Release Price. The Minimum Release Price is 110% (120% if, after the Release, there will be fewer than 10 Collateral Properties) multiplied by the proportion that the value of the property to be released bears to the aggregate value of all of the Collateral Properties on the closing date of the 2010 Credit Facility, multiplied by the amount of the then Revolving Commitments plus the aggregate principal amount then outstanding under the 2010 Term Loan. In general, upon release of a Collateral Property, the post-release Facility Debt Yield must be greater than or equal to the pre-release Facility Debt Yield. Release payments must be used to pay down and permanently reduce the amount of the Term Loan.

The 2010 Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, including, without limitation, requirements that we maintain, on a consolidated basis: (1) minimum Tangible Net Worth of not less than $483.1 million, minus non-cash impairment charges with respect to the Properties recorded in the quarter ended December 31, 2009, plus 75% of the Net Proceeds of all Equity Issuances effected at any time after September 30, 2009; (2) maximum ratio of Total Liabilities to Gross Asset Value of 0.70:1; (3) minimum ratio of EBITDA to Interest Expense of 1.60:1; (4) minimum ratio of Adjusted EBITDA to Fixed Charges of 1.35:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries, Consolidated Affiliates and Unconsolidated Affiliates not in excess of 5.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company, the Borrower or any other Subsidiary not in excess of 5.0% of Gross Asset Value on the basis of cost; (8) the aggregate value of the Investments and the other items subject to the preceding clauses (5) through (7) shall not exceed 10.0% of Gross Asset Value; (9) maximum Investments in Consolidation Exempt Entities not in excess of 20.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) maximum Projects Under Development not in excess of 10.0% of Gross Asset Value; (12) maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries, its Consolidated Affiliates and its Unconsolidated Affiliates; (13) minimum Corporate Debt Yield of

(i) 9.50% until March 30, 2012, (ii) 9.75% from March 31, 2012 until March 30, 2013, and (iii) 10.00% thereafter; and (14) Distributions may not exceed 110% of REIT taxable income for a fiscal year, or 95% of FFO (unless necessary for the Company to retain its status as a REIT). We are required to maintain our status as a REIT at all times. As of December 31, 2011, we were in compliance with all of these covenants.

Under specified conditions, including that leverage has been below 65% for two consecutive quarters, and subject to certain financial covenants, the range of applicable stated interest rates may be further reduced at our option to between 2.00% and 3.00% per annum over LIBOR, we will have an option to extend the maturity date of the 2010 Credit Facility by one year to March 10, 2015, and we may increase the maximum amount available under the Revolving Facility from $250.0 million to $350.0 million, if commitments can be obtained, and provided that the minimum facility debt yield will be increased to 11.00%.

We may prepay any future borrowings under the Revolving Facility at any time without premium or penalty. We must repay the entire principal amount outstanding under the 2010 Credit Facility at the end of its term, as the term may be extended.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of the obligations in connection with the 2010 Credit Facility immediately due and payable, and the Commitments of the lenders to make further loans under the 2010 Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI, any owner of a Collateral Property or any Material Subsidiary, all outstanding amounts will automatically become immediately due and payable and the Commitments of the lenders to make further loans will automatically terminate.

EXCHANGEABLE NOTES | Our Exchangeable Notes are general unsecured senior obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest payments are due on June 1 and December 1 of each year until the maturity date of June 1, 2012. The Operating Partnership's obligations under the Exchangeable Notes are fully and unconditionally guaranteed by us.

We intend to repay in full the Exchangeable Notes on or before their maturity in June 2012. Subject to the terms of the 2010 Credit Facility, we intend to review all available options to address their maturity, including the use of such things as internally generated cash flows, the Revolving Facility, excess refinancing proceeds, or the refinancing, with new securities or from other sources, or extending of, the Exchangeable Notes in a similar or modified form. Our plans with regard to the maturity of the Exchangeable Notes are subject to change.

Our Exchangeable Notes balance was $136.9 million as of both December 31, 2011 and 2010 (excluding debt discount of $0.8 million and $2.8 million, respectively). Interest expense related to the Exchangeable Notes was $5.5 million, $5.5 million and $8.6 million (excluding non-cash amortization of debt discount of $2.0 million, $1.9 million and $2.8 million and the non-cash amortization of deferred financing fees of $0.7 million, $0.7 million and $1.0 million) for the years ended December 31, 2011, 2010 and 2009, respectively. The Exchangeable Notes bear interest at a contractual rate of 4.00% per annum. The Exchangeable Notes had an effective interest rate of 5.95% for the year ended December 31, 2011, including the effect of the debt discount amortization and deferred financing fee amortization.

In 2009, we repurchased $104.6 million in aggregate principal amount of our Exchangeable Notes in privately negotiated transactions in exchange for an aggregate $47.2 million in cash and 4.3 million common shares, with a fair market value of $25.0 million. We terminated an equivalent notional amount of the related capped calls in 2009. We did not repurchase any Exchangeable Notes in 2011 or 2010. We recorded gains on extinguishment of debt of $27.0 million in 2009. In connection with the repurchases, we retired an aggregate of $5.4 million of deferred financing costs and debt discount.

The Exchangeable Notes contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Exchangeable Notes for exchange, the Exchangeable Notes will be exchangeable for cash equal to the principal amount of the Exchangeable Notes and, with respect to any excess exchange value above the principal amount of the Exchangeable Notes, at our option, for cash, common shares or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of Exchangeable Notes, or $54.64 per share. The Exchangeable Notes will be exchangeable only under certain circumstances. Prior to maturity, the Operating Partnership may not redeem the Exchangeable Notes except to preserve our status as a real estate investment trust. If we undergo certain change of control transactions at any time prior to maturity, holders of the Exchangeable Notes may require the Operating Partnership to repurchase their Exchangeable Notes in whole or in part for cash equal to 100% of the principal amount of the Exchangeable Notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for holders to receive any excess exchange value. The indenture for the Exchangeable Notes does not contain any financial covenants.

MORTGAGE LOANS | Twenty-five mortgage loans, which are secured by 23 of our consolidated properties, are due in installments over various terms extending to the year 2020. Sixteen of the mortgage loans bear interest at a fixed rate and nine of the mortgage loans bear interest at variable rates.

The balances of the fixed rate mortgage loans have interest rates that range from 4.95% to 7.50% and had a weighted average interest rate of 5.77% at December 31, 2011. The nine variable rate mortgage loan balances had a weighted average interest rate of 2.48% at December 31, 2011. The weighted average interest rate of all consolidated mortgage loans was 4.91% at December 31, 2011. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

The following table outlines the timing of principal payments pursuant to the terms of our mortgage loans as of December 31, 2011.

(in thousands of dollars) For the Year Ending December 31,	Principal Amortization	Balloon Payments(1)	Total
2012	$ 20,059	$ 409,997	$ 430,056
2013	14,557	425,773	440,330
2014	12,930	99,203	112,133
2015	12,011	270,676	282,687
2016	2,273	243,745	246,018
2017 and thereafter	2,714	177,161	179,875
	$ 64,544	**$ 1,626,555**	**$ 1,691,099**
Debt Premium			282
			$ 1,691,381

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements. Of the balloon payments coming due in 2012, $92.8 million may be extended under extension options in the respective loan agreements; however, we might be required to repay a portion of the principal balance in order to exercise the extension options.

The estimated fair values of mortgage loans based on year-end interest rates and market conditions at December 31, 2011 and 2010 are as follows:

	2011		2010	
(in millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage loans	$ 1,691.4	$ 1,683.4	$ 1,744.2	$ 1,672.1

The mortgage loans contain various customary default provisions. As of December 31, 2011, we were not in default on any of the mortgage loans.

MORTGAGE LOAN ACTIVITY | The following table presents the mortgage loans we have entered into since January 1, 2009 relating to our consolidated properties:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Rate	Maturity
2012 Activity:				
January	New River Valley Mall	$ 28.1	LIBOR plus 3.00%	January 2019
February	Capital City Mall	65.8	5.30% fixed	March 2022
2011 Activity:				
July	801 Market Street(1)	27.7	LIBOR plus 2.10%	July 2016
2010 Activity:				
January	New River Valley Mall(2)	30.0	LIBOR plus 4.50%	January 2013
March	Lycoming Mall(3)	2.5	6.84% fixed	June 2014
July	Valley View Mall(4)	32.0	5.95% fixed	June 2020
2009 Activity:				
March	New River Valley Center(5)	16.3	LIBOR plus 3.25%	March 2012
June	Pitney Road Plaza(5)	6.4	LIBOR plus 2.50%	June 2010
June	Lycoming Mall(3)	33.0	6.84% fixed	June 2014
September	Northeast Tower Center(6)	20.0	LIBOR plus 2.75%	September 2011

(1) *The mortgage loan has a five year term and two one-year extension options. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment due in July 2016.*

(2) *Interest only. The mortgage loan has a three year term and one one-year extension option. We made principal payments of $0.8 million and $1.2 million in May 2010 and September 2010, respectively.*

(3) *The mortgage loan agreement provides for a maximum loan amount of $38.0 million. The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment due in June 2014.*

(4) *Payments are of principal and interest based on a 30 year amortization schedule, with a balloon payment in June 2020. In connection with the mortgage loan financing, we repaid the $33.8 million mortgage loan on Valley View Mall using proceeds from the new mortgage and available working capital.*

(5) *In September 2010, we repaid this mortgage loan in connection with the sale of five power centers (including this one).*

(6) *In September 2010, we repaid the $20.0 million mortgage loan on Northeast Tower Center in connection with the sale of a controlling interest in this property.*

OTHER 2011 ACTIVITY | In June 2011, we exercised the first of two one-year extension options on the $45.0 million mortgage loan secured by Christiana Center in Newark, Delaware. In connection with the extension, we now pay principal and interest on the mortgage loan based on a 25 year amortization schedule.

In June 2011, in connection with the amendment of the 2010 Credit Facility, the lenders released the second mortgage on New River Valley Mall in Christiansburg, Virginia, and that property is no longer one of the Collateral Properties securing the 2010 Credit Facility.

In July 2011, we exercised the first of two one-year extension options on the $54.0 million interest only mortgage loan secured by Paxton Towne Centre in Harrisburg, Pennsylvania.

In November 2011, we repaid a $48.1 million mortgage loan on Capital City Mall in Camp Hill, Pennsylvania using $40.0 million from our Revolving Facility and $8.1 million of available working capital.

OTHER 2010 ACTIVITY | In September 2010, we repaid the mortgage loan on Creekview Center with a balance of $19.4 million in connection with the sale of five power centers, including this one.

In February 2008, we entered into the One Cherry Hill Plaza mortgage loan in connection with the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option. In July 2010, we made a principal payment of $0.7 million and exercised the second extension option.

OTHER 2009 ACTIVITY | In January 2009, we repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from our 2003 Credit Facility.

5. Equity Offering

In May 2010, we issued 10,350,000 common shares in a public offering at $16.25 per share. We received net proceeds from the offering of $160.6 million after deducting payment of the underwriting discount of $0.69 per share and offering expenses. We used the net proceeds from this offering, plus available working capital, to repay borrowings under our 2010 Credit Facility. Specifically, we used $106.5 million of the net proceeds to repay a portion of the 2010 Term Loan and $54.2 million to repay a portion of the outstanding borrowings under the Revolving Facility. As a result of this transaction, we satisfied the requirement contained in the 2010 Credit Facility to reduce the aggregate amount of the lender Revolving Commitments and 2010 Term Loan by $100.0 million over the term of the 2010 Credit Facility.

6. Derivatives

In the normal course of business, we are exposed to financial market risks, including interest rate risk on our interest bearing liabilities. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of financial instruments. We do not use financial instruments for trading or speculative purposes.

CASH FLOW HEDGES OF INTEREST RATE RISK | Our outstanding derivatives have been designated under applicable accounting authority as cash flow hedges. The effective portion of changes in the fair value of derivatives designated as, and that qualify as, cash flow hedges is recorded in "Accumulated other comprehensive income (loss)" and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. To the extent these instruments are ineffective as cash flow hedges, changes in the fair value of these instruments are recorded in "Interest expense, net." We recognize all derivatives at fair value as either assets or liabilities in the accompanying consolidated balance sheets. Our derivative assets and liabilities are recorded in "Fair value of derivative instruments."

During the years ended December 31, 2011, 2010 and 2009, we recorded no amounts associated with hedge ineffectiveness in earnings.

Amounts reported in "Accumulated other comprehensive loss" that are related to derivatives will be reclassified to "Interest expense, net" as interest payments are made on our corresponding debt. During the next twelve months, we estimate that $16.2 million will be reclassified as an increase to interest expense in connection with derivatives.

INTEREST RATE SWAPS AND CAP | As of December 31, 2011, we had entered into nine interest rate swap agreements and one cap agreement with a weighted average rate of 2.54% on a notional amount of $633.6 million maturing on various dates through November 2013, and one forward starting interest rate swap agreement with a rate of 2.96% on a notional amount of $200.0 million maturing in March 2013. Three interest rate swap agreements that were outstanding as of December 31, 2010 expired in the year ended December 31, 2011.

We entered into these interest rate swap agreements and the cap agreement in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable interest rate long-term debt. We have assessed the effectiveness of these interest rate swap agreements and cap agreement as hedges at inception and on a quarterly basis. On December 31, 2011, we considered these swap agreements and cap agreement to be highly effective as cash flow hedges. The interest rate swap agreements and cap agreement are net settled monthly.

Accumulated other comprehensive loss as of December 31, 2011 includes a net loss of $10.6 million relating to forward-starting swaps that we cash settled that are being amortized over 10 year periods commencing on the closing dates of the debt instruments that are associated with these settled swaps.

The following table summarizes the terms and estimated fair values of our interest rate swap, cap and forward starting swap derivative instruments at December 31, 2011 and December 31, 2010. The notional amounts provide an indication of the extent of our involvement in these instruments, but do not represent exposure to credit, interest rate or market risks. The fair values of our derivative instruments are recorded in "Fair value of derivative instruments" on our balance sheet.

(in millions of dollars) Notional Value	Fair Value at December 31, 2011[(1)]	Fair Value at December 31, 2010[(1)]	Interest Rate	Effective Date	Maturity Date
Interest Rate Swaps					
$ 200.0	N/A	$ (0.2)	0.61%		April 1, 2011
45.0	N/A	(0.8)	4.02%		June 19, 2011
54.0	N/A	(1.1)	3.84%		July 25, 2011
200.0	$ (0.7)	(2.5)	1.78%		April 2, 2012
25.0	(0.3)	(0.5)	1.83%		December 31, 2012
60.0	(0.9)	(1.2)	1.74%		March 11, 2013
40.0	(0.6)	(0.8)	1.82%		March 11, 2013
65.0	(3.2)	(4.2)	3.60%		September 9, 2013
68.0	(3.5)	(4.5)	3.69%		September 9, 2013
56.3	(2.9)	(3.8)	3.73%		September 9, 2013
55.0	(2.4)	(2.6)	2.90%		November 29, 2013
48.0	(2.1)	(2.3)	2.90%		November 29, 2013
Interest Rate Cap					
16.3	(0.0)	(0.0)	2.50%		April 2, 2012
Forward Starting Interest Rate Swap					
200.0	(4.5)	(2.7)	2.96%	April 2, 2012	March 11, 2013
	$ (21.1)	**$ (27.2)**			

(1) As of December 31, 2011 and December 31, 2010, derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2011 and December 31, 2010, we do not have any significant recurring fair value measurements related to derivative instruments using significant unobservable inputs (Level 3).

The table below presents the effect of our derivative financial instruments on our consolidated statement of operations as of December 31, 2011 and December 31, 2010.

(in millions of dollars)	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	Consolidated Statement of Operations Location
Derivatives in cash flow hedging relationships:			
Interest rate products			
Loss recognized in Other Comprehensive Income (Loss) on derivatives	$ (11.1)	$ (28.9)	N/A
Loss reclassified from Accumulated Other Comprehensive Income (Loss) into income (effective portion)	$ 17.2	$ 18.5	Interest expense
Gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	$ —	$ —	Interest expense

CREDIT-RISK-RELATED CONTINGENT FEATURES | We have agreements with some of our derivative counterparties that contain a provision pursuant to which, if our entity that originated such derivative instruments defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. As of December 31, 2011, we were not in default on any of our derivative obligations.

We have an agreement with a derivative counterparty that incorporates the loan covenant provisions of our loan agreement with a lender affiliated with the derivative counterparty. Failure to comply with the loan covenant provisions would result in us being in default on any derivative instrument obligations covered by the agreement.

As of December 31, 2011, the fair value of derivatives in a net liability position, which excludes accrued interest but includes any adjustment for nonperformance risk related to these agreements, was $21.1 *million*. If we had breached any of the default provisions in these agreements as of December 31, 2011, we might have been required to settle our obligations under the agreements at their termination value (including accrued interest) of $23.3 million. We had not breached any of these provisions as of December 31, 2011.

7. Benefit Plans

401(K) PLAN | We maintain a 401(k) Plan (the "401(k) Plan") in which substantially all of our employees are eligible to participate. The 401(k) Plan permits eligible participants, as defined in the 401(k) Plan agreement, to defer up to 15% of their compensation, and we, at our discretion, may match a specified percentage of the employees' contributions. Our and our employees' contributions are fully vested, as defined in the 401(k) Plan agreement. Our contributions to the 401(k) Plan were $1.0 million for each of the years ended December 31, 2011, 2010 and 2009.

SUPPLEMENTAL RETIREMENT PLANS | We maintain Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses under the provisions of the Supplemental Plans were $0.8 million, $0.7 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

EMPLOYEE SHARE PURCHASE PLAN | We maintain a share purchase plan through which our employees may purchase common shares at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2011, 2010 and 2009, approximately 43,000, 46,000 and 102,000 shares, respectively, were purchased for total consideration of $0.4 million in each year. We recorded expense of $0.1 million, $0.2 million and $0.1 million in the years ended December 31, 2011, 2010 and 2009, respectively, related to the share purchase plan.

PERFORMANCE INCENTIVE UNIT PROGRAM | In 2009, we made awards of Performance Incentive Units ("PIUs") that were subject to market based vesting. The PIUs vested in equal installments over a three year period if specified total return to shareholders goals (as defined in the PIU plan) established at the time of the award were met each year. Payments under the PIU program were made in cash. The amount of the payments varied based upon the total return to our shareholders relative to the total return achieved for an index of real estate investment trusts, as defined in the PIU plan. We recorded compensation expense for the PIU program pro rata over the vesting period based on estimates of future cash payments under the plan. We issued 221,022 PIUs in 2009 with an initial value of $0.8 million, and recorded compensation expense relating to these awards of $0.1 million, $0.8 million and $0.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

When the measurement period for the PIUs issued in 2009 expired on December 31, 2011, our total return to our shareholders relative to the total return achieved by the companies in an index of real estate investment trusts was at the 50th percentile, and in February 2012, an aggregate of $1.1 million was issued to participants in the program in respect of the PIUs issued to participants. After this payment, we have no PIUs outstanding.

8. Share Based Compensation

SHARE BASED COMPENSATION PLANS | As of December 31, 2011, there were two share based compensation plans under which we continue to make awards: our Amended and Restated 2003 Equity Incentive Plan, which was approved by our shareholders in 2010, and our 2008 Restricted Share Plan for Non-Employee Trustees, which was approved by our shareholders in 2007. Previously, we maintained five other plans pursuant to which we granted awards of restricted shares or options. Certain restricted shares and certain options granted under these previous plans remain subject to restrictions or remain outstanding and exercisable, respectively. In addition, we previously maintained a plan pursuant to which we granted options to our non-employee trustees.

We recognize expense in connection with share based awards to employees and trustees by valuing all share based awards at their fair value on the date of grant, and by expensing them over the applicable vesting period.

For the years ended December 31, 2011, 2010 and 2009, we recorded aggregate compensation expense for share based awards of $9.1 million, $8.1 million and $7.7 million, respectively, in connection with the equity programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements. For the years ended December 31, 2011, 2010 and 2009, we capitalized compensation costs related to share based awards of $0.1 million, $0.1 million and $0.3 million, respectively.

2003 EQUITY INCENTIVE PLAN | Subject to any future adjustments for share splits and similar events, the total remaining number of common shares that may be issued to employees or trustees under our Amended and Restated 2003 Equity Incentive Plan (the "2003 Equity Incentive Plan") (pursuant to options, restricted shares or otherwise) was 928,814 as of December 31, 2011. Other than a portion of the 2010 and all of the 2009 annual awards to trustees, the share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

RESTRICTED SHARES | The aggregate fair value of the restricted shares that we granted to our employees in 2011, 2010 and 2009 was $4.7 million, $5.5 million and $2.9 million, respectively. As of December 31, 2011, there was $5.7 million of total unrecognized compensation cost related to unvested share based compensation arrangements granted under the 2003 Equity Incentive Plan. The cost is expected to be recognized over a weighted average period of 0.8 years. The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $5.6 million, $5.2 million and $5.4 million, respectively.

A summary of the status of our unvested restricted shares as of December 31, 2011 and changes during the years ended December 31, 2011, 2010 and 2009 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2009	**532,930**	**$ 35.62**
Shares granted	777,274	3.85
Shares vested	(167,396)	34.05
Shares forfeited	(65,328)	35.82
Unvested at December 31, 2009	**1,077,480**	**12.93**
Shares granted	519,086	11.68
Shares vested	(389,783)	14.07
Shares forfeited	(47,034)	27.46
Unvested at December 31, 2010	**1,159,749**	**11.39**
Shares granted	358,234	14.50
Shares vested	(525,202)	11.20
Shares forfeited	(42,555)	11.89
Unvested at December 31, 2011	**950,226**	**$ 12.65**

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING | In 2005, we granted 67,147 restricted shares that were subject to market based vesting. These restricted shares would have vested in equal installments over a five-year period if specified total return to shareholders goals established at the time of the grant were met in each year. If the goal was not met in any year, the awards provided for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Of these shares, 10,056 shares were previously issued and 2,450 were forfeited in connection with employee severance arrangements. We met the return criteria for the portion relating to 2009, and thus 10,927 shares vested in February 2010. Because the vesting of the market based restricted shares granted in 2005 relating to the years 2005-2008 depended upon the achievement of certain total return to shareholders goals by December 31, 2009, and because the Company did not meet these objectives by that date, the remaining 43,714 shares granted in 2005 were forfeited in 2010 upon the formal determination by the Compensation Committee of our Board of Trustees in accordance with the terms of the 2003 Equity Incentive Plan. Recipients were entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of these awards was determined using a Monte Carlo simulation probabilistic valuation model and was $29.00 for 2005. For purposes of the simulation, we assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.4%, and a 0.92 correlation of our total return to shareholders to that of the specified index of real estate investment trusts for the 2005 awards. Compensation cost relating to these market based vesting awards was recorded ratably over the five-year period. We recorded $0.4 million of compensation expense related to market based restricted shares for the year ended December 31, 2009.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING | In 2011, 2010 and 2009, we made grants of restricted shares subject to time based vesting. The awarded shares vest over periods of two to five years, typically in equal annual installments, as long as the recipient is our employee on the vesting date. For all grantees, the shares generally vest immediately upon death or disability. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. We granted a total of 330,610, 476,750 and 757,273 restricted shares subject to time based vesting to our employees in 2011, 2010 and 2009, respectively. The weighted average grant date fair values of time based restricted shares, which were determined based on the average of the high and low sales price of a common share on the date of grant, was $14.36 per share in 2011, $11.61 per share in 2010 and $3.81 per share in 2009. Compensation cost relating to time based restricted share awards is recorded ratably over the respective vesting periods. We recorded $6.1 million, $5.4 million and $5.0 million of compensation expense related to time based restricted shares for the years ended December 31, 2011, 2010 and 2009, respectively.

We will record future compensation expense in connection with the vesting of existing time based restricted share awards as follows:

(in thousands of dollars) For the Year Ending December 31,	Future Compensation Expense
2012	$ 3,626
2013	1,860
2014	185
Total	**$ 5,671**

RESTRICTED SHARE UNIT PROGRAM | In 2011 and 2010, our Board of Trustees established the 2011-2013 RSU Program and the 2010-2012 RSU Program, respectively (the "RSU Programs"). Under the RSU Programs, we may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on our performance in terms of total return to shareholders (as defined in the RSU Programs) for the three year periods ending December 31, 2013 and 2012 (each, a "Measurement Period") relative to the total return to shareholders, as defined, for the applicable Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). Dividends are deemed credited to the participants' RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the applicable Measurement Period.

The aggregate fair values of the RSU awards in 2011 and 2010 were determined using a Monte Carlo simulation probabilistic valuation model and were $3.5 million ($15.98 per share) and $4.7 million ($14.87 per share), respectively. For purposes of the 2011 simulation, we assumed volatility of 95.3%, a risk-free interest rate of 1.13%, and a stock beta of 1.280 compared to the Dow Jones US Real Estate Index. For purposes of the 2010 simulation, we assumed volatility of 93.5%, a risk-free interest rate of 1.50%, and a stock beta of 1.266 compared to the Dow Jones US Real Estate Index.

Compensation cost relating to the RSU awards is expensed ratably over the applicable three year vesting period. We granted a total of 220,766 RSUs in 2011 and 317,749 RSUs in 2010. We recorded $2.7 million, $2.4 million and $2.1 million of compensation expense related to the RSU Programs (and similar programs for prior years) for the years ended December 31, 2011, 2010 and 2009, respectively. We will record future compensation expense of $4.0 million related to the existing awards under the RSU Programs.

SERVICE AWARDS | In 2011, 2010 and 2009, we issued 1,950, 2,075 and 1,725 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair value of the awards of $31,000, $26,000 and $8,000 in the years ended December 31, 2011, 2010 and 2009, respectively, was determined based on the average of the high and low share price on the grant date and recorded as compensation expense.

RESTRICTED SHARES AWARDED TO NON-EMPLOYEE TRUSTEES | As part of the compensation we pay to our non-employee trustees for their service, we award restricted shares subject to time based vesting. The 2008 Restricted Share Plan for Non-Employee Trustees approved in 2007 provides for the granting of restricted share awards to our non-employee trustees. The Amended and Restated 2003 Equity Incentive Plan approved in 2010 also provides for the granting of restricted share awards to our non-employee trustees. In 2011, these annual awards were made under the 2003 Equity Incentive Plan. In 2010, a portion of these annual awards was made under the 2008 Restricted Share Plan for Non-Employee Trustees, and a portion was made under the 2003 Equity Incentive Plan. In 2009, these awards were made only under the 2008 Restricted Share Plan for Non-Employee Trustees. The aggregate fair value of the restricted shares that we granted under both plans to our non-employee trustees in 2011, 2010 and 2009 was $0.4 million, $0.5 million and $0.1 million, respectively. We recorded $0.3 million, $0.2 million and $0.2 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2011, 2010 and 2009, respectively. As of December 31, 2011, there was $0.6 million of total unrecognized compensation expense related to unvested restricted share grants to non-employee trustees. Compensation expense will be recognized over a weighted average period of 0.9 years. The total fair value of shares granted to non-employee trustees that vested was $0.3 million for each of the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011, there were 13,000 shares available for grant to non-employee trustees under the 2008 Restricted Share Plan for Non-Employee Trustees. We will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(in thousands of dollars) For the Year Ending December 31,	Future Compensation Expense
2012	$ 348
2013	212
2014	62
Total	**$ 622**

OPTIONS OUTSTANDING | Options are typically granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by us, but in no event later than ten years from the grant date. We have six plans under which we have historically granted options. We have not granted any options to our employees since 2003, and, since that date, have only made option grants to non-employee trustees on the date they became trustees in accordance with past practice. No options were granted in 2011 or 2010. In 2009, we granted 5,000 options to a non-employee trustee. No options were exercised in 2011, 2010 or 2009. The following table presents the changes in the number of options outstanding from January 1, 2009 through December 31, 2011:

	Weighted Average Exercise Price/ Total	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2009	**149,293**	**12,293**	**100,000**	**37,000**
Options granted	$ 5.41	5,000	—	—
Options forfeited	$ 20.00	—	—	(2,000)
Options outstanding at December 31, 2009	**152,293**	**17,293**	**100,000**	**35,000**
Options forfeited	$ 17.78	—	(100,000)	(7,500)
Options outstanding at December 31, 2010[(1)]	**44,793**	**17,293**	**—**	**27,500**
Options forfeited	$ 21.19	(1,361)	—	(12,500)
Options outstanding at December 31, 2011[(1)]	**30,932**	**15,932**	**—**	**15,000**
Outstanding exercisable and unexercisable options				
Average exercise price per share	$ 29.23	$ 25.79	$ —	$ 32.89
Aggregate exercise price[(2)]	$ 904	$ 411	$ —	$ 493
Intrinsic value of options outstanding[(2)]	$ —	$ —	$ —	$ —
Outstanding exercisable options at December 31, 2011				
Options	28,432	13,432	—	15,000
Average exercise price per share	$ 31.33	$ 29.58	$ —	$ 32.89
Aggregate exercise price[(2)]	$ 891	$ 397	$ —	$ 493
Intrinsic value of options outstanding[(2)]	$ —	$ —	$ —	$ —

(1) The weighted average remaining contractual life of these outstanding options is 2.75 years (weighted average exercise price of $29.23 per share and an aggregate exercise price of $0.9 million).

(2) Amounts in thousands of dollars.

The following table summarizes information relating to all options outstanding as of December 31, 2011:

	Options Outstanding as of December 31, 2011		Options Exercisable as of December 31, 2011		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)
$ 5.41 – $ 18.99	5,000	$ 5.41	2,500	$ 5.41	7.4
$ 19.00 – $ 28.99	5,932	$ 27.77	5,932	$ 27.77	1.3
$ 29.00 – $ 35.62	20,000	$ 35.62	20,000	$ 35.62	2.6

9. Leases

AS LESSOR | Our retail properties are leased to tenants under operating leases with various expiration dates ranging through 2099. Future minimum rent under noncancelable operating leases with terms greater than one year is as follows:

(in thousands of dollars) For the Year Ending December 31,	
2012	$ 244,769
2013	214,488
2014	190,148
2015	166,153
2016	132,503
2017 and thereafter	461,746
	$ 1,409,807

The total future minimum rent as presented does not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rent.

AS LESSEE | We have operating leases for our corporate office space (see note 10) and for various computer, office and mall equipment. Furthermore, we are the lessee under third-party ground leases for portions of the land at six of our properties (Crossroads Mall, Exton Square Mall, The Gallery at Market East, Orlando Fashion Square, Plymouth Meeting Mall and Uniontown Mall). Total amounts expensed relating to leases were $4.2 million, $4.2 million and $4.9 million the years ended December 31, 2011, 2010 and 2009, respectively. We account for ground rent and capital lease expense on a straight line basis. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) For the Year Ending December 31,	Operating Leases	Ground Leases
2012	$ 2,261	$ 774
2013	1,986	637
2014	1,505	658
2015	127	658
2016	38	652
2017 and thereafter	—	40,356
	$ 5,917	$ 43,735

10. Related Party Transactions

GENERAL | We provide management, leasing and development services for eight properties owned by partnerships and other entities in which certain of our officers or trustees or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $1.1 million, $1.0 million and $1.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers and trustees have an interest. Total rent expense under this lease was $1.8 million, $1.7 million and $1.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Ronald Rubin, our Chairman and Chief Executive Officer, and George F. Rubin, our Vice Chairman, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. We have the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. Effective June 1, 2004, our base rent was $1.4 million per year during the first five years of the office lease and is $1.5 million per year during the second five years.

As of December 31, 2011, eight officers of the Company had employment agreements with terms of one year that renew automatically for additional one-year terms. These employment agreements provided for aggregate base compensation for the year ended December 31, 2011 of $3.2 million, subject to increases as approved by the Compensation Committee of our Board of Trustees in future years, as well as additional incentive compensation.

See "Tax Protection Agreements" in note 11.

11. Commitments and Contingencies

CONTRACTUAL OBLIGATIONS | As of December 31, 2011, we had unaccrued contractual and other commitments related to our capital improvement projects and development projects of $7.1 million in the form of tenant allowances, lease termination fees, and contracts with general service providers and other professional service providers.

LEGAL ACTIONS | In the normal course of business, we have and may become involved in legal actions relating to the ownership and operation of our properties and the properties we manage for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on our consolidated financial position or results of operations.

ENVIRONMENTAL | We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We do not expect these matters to have any significant impact on our liquidity or results of operations. However, we can provide no assurance that the amounts reserved will be adequate to cover further environmental costs. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate.

TAX PROTECTION AGREEMENTS | On January 22, 2008, PREIT, PREIT Associates, L.P., and another subsidiary of PREIT entered into a Contribution Agreement with Bala Cynwyd Associates, L.P., City Line Associates, Ronald Rubin, George Rubin, Joseph Coradino and two other individuals regarding the acquisition of an office building located within the boundaries of PREIT's Cherry Hill Mall. In connection with that agreement, PREIT and PREIT Associates agreed to provide tax protection to Ronald Rubin, George Rubin, Joe Coradino and one other individual resulting from the sale of the office building during the eight years following the initial closing.

We have agreed to provide tax protection related to the acquisition of Cumberland Mall Associates in 2005 and New Castle Associates in 2003 and 2004 to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

We did not enter into any other guarantees or tax protection agreements in connection with our merger, acquisition or disposition activities in 2011, 2010 or 2009.

12. Historic Tax Credits

In the third quarter of 2009, we closed a transaction with a counterparty (the "Counterparty") related to the historic rehabilitation of an office building located at 801 Market Street in Philadelphia, Pennsylvania (the "Project"). The Counterparty agreed to contribute $10.6 million of equity to the Project, and paid $10.1 million of that amount in cash contemporaneously with the closing of the transaction, which was recorded in "Noncontrolling interest." The remaining funds of $0.5 million were paid in 2011 after we satisfied certain conditions. In exchange for its contributions into the Project, the Counterparty received substantially all of the historic rehabilitation tax credits associated with the Project as a distribution. The Counterparty does not have a material interest in the underlying economics of the Project. The transaction also includes a put/call option whereby we might be obligated or entitled to repurchase the Counterparty's ownership interest in the Project at a stated value of $1.6 million. We believe that the put option will be exercised by the Counterparty, and an amount attributed to that option is included in the recorded balance of "Noncontrolling interest."

Based on the contractual arrangements that obligate us to deliver tax credits and provide other guarantees to the Counterparty and that entitle us, through fee arrangements, to receive substantially all available cash flow from the Project, we concluded that the Project should be consolidated. We also concluded that capital contributions received from the Counterparty are, in substance, consideration that we received in exchange for the put option and our obligation to deliver tax credits to the Counterparty. The Counterparty's contributions, other than the amounts allocated to the put option, are classified as "Noncontrolling interest" and recognized as "Interest and other income" in the consolidated financial statements as our obligation to deliver tax credits is relieved.

The tax credits are subject to a five year credit recapture period, as defined in the Internal Revenue Code of 1986, as amended, beginning one year after the completion of the Project in the third quarter of 2009. Our obligation to the Counterparty with respect to the tax credits is ratably relieved annually each August, upon the expiration of each portion of the recapture period. In the third quarters of 2011 and 2010, the first and second recapture periods expired and we recognized $1.9 million and $1.7 million, respectively, of the contribution received from the Counterparty as "Interest and other income" in the consolidated statements of operations.

13. Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010:

	For the Year Ended December 31, 2011				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[(1)]	Total
Revenue from continuing operations	$ 110,480	$ 108,200	$ 113,744	$ 124,136	$ 456,560
Net loss[(2)]	(14,919)	(19,011)	(59,425)	(580)	(93,935)
Net loss attributable to PREIT[(2)]	(14,318)	(18,248)	(57,038)	(557)	(90,161)
Net loss per share – basic	(0.27)	(0.34)	(1.05)	(0.01)	(1.66)
Net loss per share – diluted	(0.27)	(0.34)	(1.05)	(0.01)	(1.66)

	For the Year Ended December 31, 2010				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[(1)]	Total
Revenue from continuing operations	$ 112,458	$ 108,298	$ 112,655	$ 122,230	$ 455,641
Revenue from discontinued operations	3,194	3,154	3,149	—	9,497
Income from discontinued operations[(3)]	521	600	19,586	(56)	20,651
Net loss[(3)]	(18,503)	(23,650)	(3,672)	(8,538)	(54,363)
Net loss attributable to PREIT[(3)]	(17,625)	(22,686)	(3,585)	(8,031)	(51,927)
Income from discontinued operations per share – basic	0.01	0.01	0.35	—	0.39
Income from discontinued operations per share – diluted	0.01	0.01	0.35	—	0.39
Net loss per share – basic	(0.41)	(0.45)	(0.07)	(0.15)	(1.04)
Net loss per share – diluted	(0.41)	(0.45)	(0.07)	(0.15)	(1.04)

(1) Fourth Quarter revenue includes a significant portion of annual percentage rent as most percentage rent minimum sales levels are met in the fourth quarter.
(2) Includes impairments losses of $52.1 million (3rd Quarter 2011).
(3) Includes gains on sales of discontinued operations of $19.1 million (before noncontrolling interest) (3rd Quarter 2010).

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2011, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG LLP has issued a report on the effectiveness of internal control over financial reporting that is included on page 34 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012 expressed an unqualified opinion on the effectiveness of Pennsylvania Real Estate Investment Trust's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Stockholders
Pennsylvania Real Estate Investment Trust:

We have audited Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2011, based criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. Our portfolio currently consists of a total of 49 properties in 13 states, including 38 enclosed malls, eight strip and power centers and three development properties. The operating retail properties have a total of 33.1 million square feet. The operating retail properties that we consolidate for financial reporting purposes have a total of 28.5 million square feet, of which we own 22.8 million square feet. The operating retail properties that are owned by unconsolidated partnerships with third parties have a total of 4.6 million square feet, of which 2.9 million square feet are owned by such partnerships. The development portion of our portfolio contains three properties in two states, with two classified as "mixed use" (a combination of retail and other uses) and one classified as "other."

Our primary business is owning and operating retail shopping malls and strip and power centers, which we do primarily through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We provide management, leasing and real estate development services through PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer additional services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

Our revenue consists primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rent (rent that is based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net loss increased by $39.5 million to $93.9 million for the year ended December 31, 2011 from $54.4 million for the year ended December 31, 2010. Our 2011 results of operations were primarily affected by $52.3 million of impairment charges, partially offset by decreases in interest expense, depreciation and amortization expense and operating expenses. We also recorded a gain on sale of discontinued operations of $19.1 million in 2010 that did not recur in 2011.

We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. We do not have any significant revenue or asset concentrations, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates. We are the sole general partner of PREIT Associates and, as of December 31, 2011, held a 96.0% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 46 retail properties and one of the three development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40% to 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the statements of operations caption entitled "Equity in income of partnerships," rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Distributions in excess of partnership investments."

We hold our interest in three of our unconsolidated partnerships through tenancy in common arrangements. For each of these properties, title is held by us and another person or persons, and each has an undivided interest in the property. With respect to each of the three properties, under the applicable agreements between us and the other persons with ownership interests, we and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both us and the other person (or at least one of the other persons) owning an interest in the property. Hence, we account for each of the properties using the equity method of accounting. The balance sheet items arising from these properties appear under the caption "Investments in partnerships, at equity." The statements of operations items arising from these properties appear in "Equity in income of partnerships."

For further information regarding our unconsolidated partnerships, see note 3 to our consolidated financial statements.

CURRENT ECONOMIC AND CAPITAL MARKET CONDITIONS, OUR LEVERAGE AND OUR NEAR TERM CAPITAL NEEDS | The conditions in the economy and the disruptions in the financial markets have reduced employment and have caused fluctuations and variations in business and consumer confidence and consumer spending on retail goods. As a result, as compared to past years, the sales and profit performance of certain retailers has fluctuated and we have experienced delays or deferred decisions regarding the openings of new retail stores and lease renewals. We continue to adjust our plans and actions to take into account the current environment.

In addition, credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially affected liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the limited availability or unavailability of certain types of debt financing.

The conditions in the market for debt capital and commercial mortgage loans (including the commercial mortgage backed securities market and the state of domestic and international bank and life insurance company real estate lending), and the conditions in the economy and their effect on retail sales, as well as our significant leverage resulting from use of debt to fund our redevelopment program and other development activity, have combined to necessitate that we vary our approach to obtaining, using and recycling capital. In light of these conditions, we are focusing on appropriately managing our liquidity. We intend to consider all of our available options for accessing the capital markets, given our position and constraints. We believe that we have access to sufficient capital to fund our remaining redevelopment project and our other capital improvement projects.

We continue to contemplate ways to reduce our leverage through a variety of means available to us, subject to and in accordance with the terms of our Amended, Restated and Consolidated Senior Secured Credit Agreement (as amended, the "2010 Credit Facility"). These steps might include obtaining additional equity capital, including through the issuance of common or preferred equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties or interests in properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

CAPITAL IMPROVEMENT PROJECTS AND DEVELOPMENT | At our operating properties, we might engage in various types of capital improvement projects. Such projects vary in cost and complexity, and can include building out new or existing space for individual tenants, upgrading common areas or exterior areas such as parking lots, or redeveloping the entire property, among other projects. Project costs are accumulated in Construction in progress on our consolidated balance sheet until the asset is placed into service, and amounted to $91.5 million as of December 31, 2011.

At our development properties, we are also engaged in several types of projects. However, we do not expect to make any significant investment in these projects in the short term. As of December 31, 2011, we had incurred $56.3 million of costs (net of impairment charges recorded in prior years) related to our activity at development properties.

As of December 31, 2011, we had unaccrued contractual and other commitments related to our capital improvement projects and development projects of $7.1 million in the form of tenant allowances, lease termination fees, and contracts with general service providers and other professional service providers.

IMPAIRMENT OF ASSETS | If there is a triggering event in relation to a property to be held and used, we will estimate the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges. In addition, this estimate may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by our management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could affect the determination of whether an impairment exists and whether the effects of such changes could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, a further comparison is performed to determine if the fair value of the property is less than the carrying amount of the property.

In determining the estimated undiscounted cash flows of the properties that are being analyzed for impairment of assets, we take the sum of the estimated undiscounted cash flows, assuming a holding period of ten years, plus a terminal value calculated using the estimated net operating income in the eleventh year and terminal capitalization rates, which in 2011 ranged from 8.25% to 11.5%. In 2011, we estimated the fair value of the properties that experienced impairment of assets using discount rates applied to estimated cash flows ranging from 13% to 14%.

2011 IMPAIRMENTS | *NORTH HANOVER MALL* | In 2011, we recorded a loss on impairment of assets at North Hanover Mall in Hanover, Pennsylvania of $24.1 million to write down the carrying value of the property's long-lived assets to their estimated fair value of $22.5 million. In 2008, we had constructed a department store that was to be leased and occupied by Boscov's, Inc. ("Boscov's"). Prior to taking occupancy of the newly built store, Boscov's declared bankruptcy, and the lease was subsequently rejected. Since then, we have attempted to execute a lease with a suitable retail replacement or non-retail user for this anchor location. In 2011, a newly-constructed power center opened in the trade area, increasing the competition for new tenants. After entering into lease negotiations in 2011, in January 2012, we entered into a lease with JCPenney Corporation, Inc. for it to move from its current location at the mall to occupy a significant portion of the newly constructed anchor space. The economic terms of this transaction are less favorable than the terms of the original Boscov's lease. During the third quarter of 2011, in connection with our 2012 business plan and budgeting process, we concluded that there was a low likelihood that we would be able to lease the vacant department store on favorable terms. We further concluded that these factors constituted a triggering event, leading us to conduct an analysis of possible asset impairment at this property. Using updated assumptions based on these factors, we determined that the estimated undiscounted cash flows, net of estimated capital expenditures, for North Hanover Mall were less than the carrying value of the property, and recorded the impairment loss.

***PHILLIPSBURG MALL* |** In 2011, we recorded a loss on impairment of assets at Phillipsburg Mall in Phillipsburg, New Jersey of $28.0 million to write down the carrying value of the property to the property's estimated fair value of $15.0 million. During 2011, Phillipsburg Mall experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Phillipsburg, New Jersey trade area, combined with negative trends in the retail sector. The occupancy declines resulted from store closings from underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, during the third quarter of 2011, in connection with the preparation of our 2012 business plan and budgets, we determined that the estimated undiscounted future cash flows, net of estimated capital expenditures, to be generated by the property were less than the carrying value of the property, and recorded the impairment loss.

2009 IMPAIRMENTS | *ORLANDO FASHION SQUARE* | During 2009, Orlando Fashion Square experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Orlando market combined with negative trends in the retail sector. The occupancy declines resulted from store closings from bankrupt and underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, in connection with the preparation of the our 2010 business plan and budgets, we determined that the estimated undiscounted future cash flows, net of estimated capital expenditures, to be generated by the property was less than the carrying value of the property. As a result, we determined that the property was impaired and we recorded an impairment loss of $62.7 million to write down the property's estimated fair value to $40.2 million.

SPRINGHILLS | Springhills is a mixed use development project located in Gainesville, Florida. During the fourth quarter of 2009, in connection with our 2010 business planning process, which included a strategic review of our future development projects, we determined that the development plans for Springhills were uncertain. Consequently, we recorded an impairment loss of $11.5 million to write down the carrying amount of the project to its estimated fair value of $22.0 million.

DISPOSITIONS | See note 2 to our consolidated financial statements for a description of our dispositions in 2011, 2010 and 2009.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that might change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Management has also considered events and changes in property, market and economic conditions, estimated future cash flows from property operations and the risk of loss on specific accounts or amounts in determining its estimates and judgments. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may affect comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2011, 2010 and 2009, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected.

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in note 1 to our consolidated financial statements.

FAIR VALUE | Fair value accounting applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, these accounting requirements establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs might include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives (Level 2), and financial instruments (Level 2), and in our reviews for impairment of real estate assets (Level 3) and goodwill (Level 3).

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if our management's estimate of the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the property.

Assessment of our ability to recover certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our net income because higher bad debt expense results in less net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable given our experience regarding such amounts.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in note 3 to the consolidated financial statements and in the "Overview" section above.

Results of Operations

The following information sets forth our results of operations for the years ended December 31, 2011, 2010 and 2009.

OVERVIEW | Net loss for the year ended December 31, 2011 was $93.9 million, an increase of $39.5 million compared to a net loss for the year ended December 31, 2010 of $54.4 million. Our 2011 and 2010 results of operations were affected by the following:

- impairment charges of $52.3 million in 2011, including $24.1 million related to North Hanover Mall in Hanover, Pennsylvania and $28.0 million related to Phillipsburg Mall in Phillipsburg, New Jersey;
- a decrease of $20.9 million in depreciation and amortization expense, primarily due to certain lease intangibles and tenant improvements at 30 properties purchased during 2003 and 2004 that became fully amortized during 2010 and 2011;
- a decrease of $6.7 million in interest expense in 2011 compared to 2010 resulting from lower overall debt balances offset by higher interest rates;
- a decrease of $6.4 million in net operating income (presented using the "proportionate-consolidation method;" see "—Net Operating Income") in 2011 as compared to 2010;
- a $1.5 million bankruptcy settlement received in September 2011 in connection with the Valley View Downs project;
- gains on sales of real estate of $1.6 million in 2011 resulting from parcel sales at New River Valley Mall in Christiansburg, Virginia and Pitney Road Plaza in Lancaster, Pennsylvania and the sale of a condominium interest in the mall at Voorhees Town Center in Voorhees, New Jersey;
- gain on the sale of discontinued operations in 2010 of $19.1 million from the sale of five power centers;
- issuance of 10,350,000 shares in 2010 in a public equity offering and the use of the proceeds from the offering for the repayment of a portion of the amounts outstanding under the 2010 Credit Facility; and
- accelerated amortization of $3.7 million of financing costs recorded in 2010 in connection with the permanent repayment of a portion of the amounts outstanding under the 2010 Credit Facility using the proceeds from the public equity offering and the repayment of mortgage loans secured by properties involved in the sale of five power centers.

Net loss for the year ended December 31, 2010 was $54.4 million, a decrease of $35.7 million compared to a net loss for the year ended December 31, 2009 of $90.1 million. Our 2010 and 2009 results of operations were affected by the following:

- gain on the sale of discontinued operations in 2010 of $19.1 million from the sale of five power centers;
- issuance of 10,350,000 shares in 2010 in a public equity offering and the use of the proceeds of the offering for the repayment of a portion of the amounts outstanding under the 2010 Credit Facility, and issuance of 4,300,000 shares in 2009 in connection with transactions to repurchase our 4.00% Senior Exchangeable Notes due June 1, 2012 ("Exchangeable Notes");
- gains on extinguishment of debt of $27.0 million in 2009 resulting from the repurchase of $104.6 million in aggregate principal amount of Exchangeable Notes, which did not recur in 2010;
- impairment charges of $74.3 million in 2009, including $62.7 million related to Orlando Fashion Square in Orlando, Florida and $11.5 million related to the Springhills development in Gainesville, Florida;
- gains on the sale of discontinued operations in 2009 of $9.5 million from the sale of interests in two properties;
- gain on the sale of real estate of $4.3 million in 2009 in connection with the sale of a parcel at Pitney Road Plaza, a power center in Lancaster, Pennsylvania;
- a decrease of $6.7 million in net operating income (presented using the "proportionate-consolidation method;" see "—Net Operating Income") in 2010 as compared to 2009; and
- an increase in interest expense of $11.5 million in 2010, primarily due to higher applicable stated interest rates, decreased capitalized interest and including $3.7 million of accelerated amortization of deferred financing costs using the proceeds of the public equity offering and the repayment of mortgage loans secured by properties involved in the sale of five power centers.

OCCUPANCY | The table below sets forth certain occupancy statistics for our properties as of December 31, 2011, 2010 and 2009:

	Occupancy[(1)] as of December 31,								
	Consolidated Properties			Unconsolidated Properties			Combined[(2)]		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Retail portfolio weighted average:									
Total excluding anchors	89.5%	89.2%	87.7%	94.6%	94.1%	88.9%	90.2%	90.0%	87.8%
Total including anchors	92.9%	92.1%	91.2%	94.1%	95.6%	91.2%	93.0%	92.5%	91.2%
Enclosed malls weighted average:									
Total excluding anchors	89.3%	89.0%	87.5%	95.5%	95.4%	92.7%	89.7%	89.4%	87.9%
Total including anchors	92.8%	91.9%	91.1%	96.5%	96.4%	94.3%	92.9%	92.1%	91.2%
Strip and Power Center weighted average:	96.2%	96.1%	93.0%	92.8%	95.2%	89.6%	93.8%	95.5%	91.3%

(1) Occupancy for all periods presented includes all tenants irrespective of the terms of their agreements.

(2) Combined occupancy is calculated by using occupied gross leasable area ("GLA") for consolidated and unconsolidated properties and dividing by total GLA for consolidated and unconsolidated properties.

Total occupancy for our retail portfolio increased 50 basis points to 93.0%, and mall occupancy increased 80 basis points to 92.9%, including consolidated and unconsolidated properties (and including all tenants irrespective of the term of their agreement). Sales per square foot in our portfolio increased by 4.3%, including consolidated and unconsolidated properties, and there were increases at 31 of our 38 malls, which helped our leasing activity. In addition, we have successfully re-leased all but one of the 11 stores previously operated by Borders Group, Inc., which filed for bankruptcy protection and liquidated in 2011, through new leases, expansions and combinations.

LEASING ACTIVITY | The table below sets forth summary leasing activity information with respect to our properties for the year ended December 31, 2011, including anchor and non-anchor space at consolidated and unconsolidated properties.

			Average Base Rent psf		Increase (Decrease) in Base Rent psf		Annualized Tenant Improvements
	Number	GLA	Previous	New	Dollar	Percentage	psf[1]
New Leases — Previously Leased Space:							
1st Quarter[2]	21	77,140	$ 22.24	$ 19.68	$ (2.56)	(11.5%)	$ 1.39
2nd Quarter[3]	27	82,868	21.79	21.97	0.18	0.8%	1.45
3rd Quarter[4]	30	102,554	24.39	18.87	(5.52)	(22.6%)	0.82
4th Quarter[5]	35	110,812	19.58	18.71	(0.87)	(4.4%)	0.60
Total/Average	**113**	**373,374**	**$ 21.94**	**$ 19.68**	**$ (2.26)**	**(10.3%)**	**$ 1.01**
New Leases — Previously Vacant Space:[6]							
1st Quarter	20	86,463	N/A	$ 16.86	$ 16.86	N/A	$ 2.05
2nd Quarter	39	110,003	N/A	18.38	18.38	N/A	3.40
3rd Quarter	41	225,145	N/A	16.56	16.56	N/A	2.28
4th Quarter	23	74,087	N/A	20.08	20.08	N/A	2.86
Total/Average	**123**	**495,698**	**N/A**	**$ 17.54**	**$ 17.54**	**N/A**	**$ 2.58**
Renewal:[7]							
1st Quarter[2]	81	310,673	$ 22.22	$ 22.23	$ 0.01	0.0%	$ 0.09
2nd Quarter[3]	92	321,947	22.37	22.89	0.52	2.3%	0.05
3rd Quarter[4]	109	367,407	21.59	21.70	0.11	0.5%	0.05
4th Quarter[5]	109	409,349	18.97	19.83	0.86	4.5%	—
Total/Average	**391**	**1,409,376**	**$ 21.15**	**$ 21.55**	**$ 0.40**	**1.9%**	**$ 0.04**
Anchor New:							
1st Quarter	—	—	—	—	—	—	—
2nd Quarter	—	—	—	—	—	—	—
3rd Quarter	1	113,692	N/A	$ 1.89	$ 1.89	N/A	$ —
4th Quarter	—	—	—	—	—	—	—
Total/Average	**1**	**113,692**	**N/A**	**$ 1.89**	**$ 1.89**	**N/A**	**$ —**
Anchor Renewal:							
1st Quarter	5	367,162	$ 2.73	$ 2.73	$ —	—	$ —
2nd Quarter	4	436,916	2.40	2.40	—	—	—
3rd Quarter	1	155,392	1.56	1.56	—	—	—
4th Quarter	3	321,974	2.26	2.26	—	—	0.16
Total/Average	**13**	**1,281,444**	**$ 2.36**	**$ 2.36**	**$ —**	**—**	**$ 0.04**

(1) These leasing costs are presented as annualized costs per square foot and are spread uniformly over the initial lease term.

(2) Leasing spreads on a gross rent basis (base rent plus common area maintenance, real estate taxes, and other charges) were (5.6%) for New Leases–Previously Leased Space and (6.0%) for Renewals.

(3) Leasing spreads on a gross rent basis were 2.2% for New Leases–Previously Leased Space and (2.3%) for Renewals.

(4) Leasing spreads on a gross rent basis were (14.8%) for New Leases–Previously Leased Space and 0.3% for Renewals.

(5) Leasing spreads on a gross rent basis were (14.0%) for New Leases –Previously Leased Space and 3.5% for Renewals.

(6) This category includes newly constructed and recommissioned space.

(7) This category includes expansions, relocations and lease extensions.

See our Annual Report on Form 10-K for the year ended December 31, 2011 in the section entitled "Item 2. Properties—Retail Lease Expiration Schedule" for information regarding average minimum rent on expiring leases.

The following table forth our results of operations for the years ended December 31, 2011, 2010 and 2009.

(in thousands of dollars)	For the Year Ended December 31, 2011	% Change 2010 to 2011	For the Year Ended December 31, 2010	% Change 2009 to 2010	For the Year Ended December 31, 2009
Results of operations:					
Real estate revenue	$ 449,848	0%	$ 450,365	0%	$ 448,271
Interest and other income	6,712	27%	5,276	74%	3,035
Operating expenses	(193,833)	(1%)	(195,273)	2%	(190,968)
General and administrative expenses	(38,901)	0%	(38,973)	4%	(37,558)
Impairment of assets	(52,336)	—	—	(100%)	(74,254)
Project costs and other expenses	(964)	(15%)	(1,137)	23%	(927)
Interest expense, net	(132,256)	(7%)	(142,730)	9%	(131,236)
Depreciation and amortization	(140,430)	(13%)	(161,592)	0%	(161,690)
Equity in income of partnerships	6,635	(27%)	9,050	(10%)	10,102
Gain on extinguishment of debt	—	—	—	(100%)	27,047
Gains on sales of real estate	1,590	—	—	(100%)	4,311
Loss from continuing operations	(93,935)	25%	(75,014)	(28%)	(103,867)
Operating results from discontinued operations	—	(100%)	1,557	(64%)	4,273
Gains on sales of discontinued operations	—	(100%)	19,094	101%	9,503
Net loss	**$ (93,935)**	**73%**	**$ (54,363)**	**(40%)**	**$ (90,091)**

The amounts in the preceding table reflect our consolidated properties, with the exception of properties that are classified as discontinued operations that are presented in the line item "Income from discontinued operations," and unconsolidated properties that are presented under the equity method of accounting in the line item "Equity in income of partnerships."

REAL ESTATE REVENUE | Real estate revenue decreased by $0.5 million, or 0%, in 2011 as compared to 2010, primarily due to:

- a decrease of $0.3 million in base rent, including a $1.0 million decrease in straight line rent primarily resulting from $0.7 million in write-offs associated with the Borders Group, Inc. liquidation. This decrease was partially offset by other base rent increases at our properties;
- an increase of $0.9 million in percentage rent, due in part to comparable store sales increases at our consolidated properties to $354 per square foot in 2011 from $339 per square foot in 2010;
- a decrease of $0.8 million in expense reimbursements. At many of our malls, we have continued to recover a lower proportion of common area maintenance and real estate tax expenses. Our properties continue to experience a trend towards more gross leases (leases that provide that tenants pay a higher minimum rent in lieu of contributing toward common area maintenance costs and real estate taxes), as well as more leases that provide for the rent amount to be determined on the basis of a percentage of sales in lieu of minimum rent or any contribution toward common area maintenance or real estate tax expenses. In recent years, we have entered into agreements with some tenants experiencing financial difficulties to convert their leases to gross leases or percentage of sales leases, resulting in lower expense reimbursements;
- a decrease of $1.2 million in lease termination revenue; and
- an increase of $0.8 million in other revenue, including a $0.4 million increase in promotional income and a $0.3 million increase in antique center revenue related to the opening of a location at Washington Crown Center in November 2010.

Real estate revenue increased by $2.1 million, or 0%, in 2010 as compared to 2009, primarily due to:

- an increase of $5.1 million in base rent, primarily due to an aggregate $6.1 million increase at three completed redevelopment projects, Cherry Hill Mall, Plymouth Meeting Mall and The Gallery at Market East, due to increased occupancy from newly opened tenants. This increase was partially offset by base rent at our other properties, which decreased because of decreased occupancy and leases that were converted to percentage rent in lieu of minimum rent;
- an increase of $0.9 million in lease termination revenue; and
- a decrease of $3.8 million in expense reimbursements due to the same trend in expense reimbursements noted above.

OPERATING EXPENSES | Operating expenses decreased by $1.4 million, or 1%, in 2011 as compared to 2010, primarily due to:

- a decrease of $2.0 million in bad debt expense due to favorable collections resulting in lower accounts receivable balances;
- a decrease of $1.5 million in non-common area utility expense, primarily due to an aggregate $1.7 million decrease at six of our Pennsylvania properties where electric rates have decreased as a result of deregulation and alternate supplier contracts executed over the past 12 months;
- an increase of $0.2 million in common area maintenance expenses as a result of stipulated annual contractual increases in housekeeping and security services, partially offset by lower common area utility and snow removal expenses; and
- an increase of $1.4 million in real estate tax expense due to higher local property tax rates and increased property assessments at some of our properties.

Operating expenses increased by $4.3 million, or 2%, in 2010 as compared to 2009, primarily due to:

- an increase of $2.5 million in common area maintenance expenses as a result of stipulated annual contractual increases in housekeeping and security services, as well as an increase in common area utility expense;
- an increase of $2.0 million in non-common area utility expense, primarily due to an aggregate $1.3 million increase at four of our Pennsylvania properties where electricity rate caps expired on January 1, 2010;
- an increase of $1.0 million in real estate tax expense; and
- a decrease of $1.3 million in bad debt expense due to favorable collections resulting in lower accounts receivable balances, as well as fewer tenant bankruptcies in 2010 as compared to 2009.

NET OPERATING INCOME ("NOI") | NOI (a non-GAAP measure) is derived from real estate revenue (determined in accordance with generally accepted accounting principles, or GAAP, including lease termination revenue) minus operating expenses (determined in accordance with GAAP), plus our share of revenue and operating expenses of our partnership investments as described below, and includes real estate revenue and operating expenses from properties included in discontinued operations. It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. It is not indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that NOI is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. We believe that net income is the most directly comparable GAAP measurement to NOI.

NOI excludes interest and other income, general and administrative expenses, interest expense, depreciation and amortization, gains on sales of interests in real estate, gains or sales of non-operating real estate, gains on sales of discontinued operations, gain on extinguishment of debt, impairment losses, project costs and other expenses.

The following table presents NOI for the years ended December 31, 2011, 2010 and 2009. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Operating results for retail properties that we owned for the full periods presented ("Same Store") exclude properties acquired or disposed of during the periods presented. A reconciliation of NOI to net loss calculated in accordance with GAAP appears under the heading "Reconciliation of GAAP Net Loss to Non-GAAP Measures."

	For the Year Ended December 31, 2011			For the Year Ended December 31, 2010			For the Year Ended December 31, 2009		
(in thousands of dollars)	Real Estate Revenue	Operating Expenses	Net Operating Income	Real Estate Revenue	Operating Expenses	Net Operating Income	Real Estate Revenue	Operating Expenses	Net Operating Income
Same Store	$ 485,781	$ (203,536)	$ 282,245	$ 486,345	$ (205,411)	$ 280,934	$ 483,086	$ (200,976)	$ 282,110
Non Same Store	1,901	(1,752)	149	11,609	(3,736)	7,873	18,928	(5,572)	13,356
Total	**$ 487,682**	**$ (205,288)**	**$ 282,394**	**$ 497,954**	**$ (209,147)**	**$ 288,807**	**$ 502,014**	**$ (206,548)**	**$ 295,466**

	% Change 2011 vs. 2010		% Change 2010 vs. 2009	
	Same Store	Total	Same Store	Total
Real estate revenue	0%	(2%)	1%	(1%)
Operating expenses	(1%)	(2%)	2%	1%
NOI	1%	(2%)	0%	(2%)

Total NOI decreased by $6.4 million, or 2%, in 2011 as compared to 2010, including a decrease of $7.7 million relating to Non Same Store properties. See the "Results of Operations – Discontinued Operations" discussion below for further information. Same Store NOI increased by $1.3 million due to:

- a $1.2 million increase in NOI from consolidated properties; See "Results of Operations – Real Estate Revenue" and "Results of Operations – Operating Expenses" above for further information about our consolidated properties;
- a $0.1 million increase in NOI from unconsolidated properties; and
- lease termination revenue in 2011 was $1.9 million, compared to $3.3 million in 2010.

Total NOI decreased by $6.7 million, or 2%, in 2010 as compared to 2009, including a decrease of $5.5 million relating to Non Same Store properties. See the "Results of Operations – Discontinued Operations" discussion below for further information. Same Store NOI decreased by $1.2 million due to:

- a $2.0 million decrease in NOI from consolidated properties; See "Results of Operations – Real Estate Revenue" and "Results of Operations – Operating Expenses" above for further information about our consolidated properties; partially offset by
- a $0.8 million increase in NOI from unconsolidated properties. NOI from unconsolidated properties increased primarily due to a $0.7 million increase in base rent resulting from increased occupancy; and
- lease termination revenue in 2010 was $3.3 million, compared to $2.3 million in 2009.

INTEREST AND OTHER INCOME | Interest and other income increased by $1.4 million, or 27%, in 2011 as compared to 2010 primarily due to a $1.5 million bankruptcy settlement received in 2011 in connection with the Valley View Downs project in western Pennsylvania.

Interest and other income increased by $2.2 million, or 74%, in 2010 as compared to 2009 due to income recognized from a transaction involving historic tax credits and interest earned from a tenant note receivable that was repaid in full in 2010.

GENERAL AND ADMINISTRATIVE EXPENSES | General and administrative expenses decreased by $0.1 million, or 0%, in 2011 as compared to 2010.

General and administrative expenses increased by $1.4 million, or 4%, in 2010 as compared to 2009, primarily due to a $1.0 million increase in incentive compensation in connection with our performance.

IMPAIRMENT OF ASSETS | As further described in the "Overview" section and in note 2 to our consolidated financial statements, in 2011, we recorded impairment of assets of $28.0 million on Phillipsburg Mall in Phillipsburg, New Jersey, and $24.1 million on North Hanover Mall in Hanover, Pennsylvania.

As further described in note 2 to our consolidated financial statements, in 2009, we recorded impairment of assets of $62.7 million on Orlando Fashion Square in Orlando, Florida and $11.5 million on the Springhills development project in Gainesville, Florida.

INTEREST EXPENSE | Interest expense decreased by $10.5 million, or 7%, in 2011 as compared to 2010. Of this amount, $3.7 million was due to accelerated amortization of deferred financing costs in 2010 associated with the repayment of a portion of the 2010 Credit Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers in September 2010 that did not recur in 2011. The remaining decrease was primarily due to a lower overall debt balance (an average of $2,195.3 million in 2011 compared to $2,353.7 million in 2010), partially offset by slightly higher applicable stated interest rates. Our weighted average effective borrowing rate was 6.12% for the year ended December 31, 2011 as compared to 6.17% for the year ended December 31, 2010.

Interest expense increased by $11.5 million, or 9%, in 2010 as compared to 2009. This increase was primarily due to higher applicable stated interest rates and decreased capitalized interest after assets were placed in service. Our weighted average effective borrowing rate was 6.17% in 2010 compared to 5.35% in 2009. Assets with a cost basis of $102.9 million were placed in service in 2010. Interest on these assets was capitalized during construction periods for our development and redevelopment projects, and was expensed during periods after the improvements were placed in service. We also incurred $3.7 million of accelerated amortization of deferred financing costs associated with the repayment of a portion of the 2010 Credit Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers in September 2010. The effect of higher stated interest rates was partially offset by a lower aggregate debt balance (an average of $2,353.7 million in 2010 compared to $2,565.0 million in 2009).

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense decreased by $21.2 million, or 13%, in 2011 as compared to 2010, primarily because certain lease intangibles and tenant improvements at 30 properties purchased during 2003 and 2004 became fully amortized during 2010 and 2011.

Depreciation and amortization expense decreased by $0.1 million, or 0%, in 2010 as compared to 2009, primarily because certain lease intangibles and tenant improvements at 28 properties purchased during 2003 became fully amortized in 2010, offset by an increase of $7.5 million primarily due to a higher asset base resulting from capital improvements at our properties, particularly at properties that were placed in service.

GAINS ON SALES OF REAL ESTATE | Gains on sales of real estate were $1.6 million in the year ended December 31, 2011 including the following transactions:

- a $0.7 million gain from the sale of a parcel and related land improvements at Pitney Road Plaza in Lancaster, Pennsylvania; and
- a $0.7 million gain from the sale of a condominium interest in Voorhees Town Center in Voorhees, New Jersey.

There were no gains on sales of real estate in the year ended December 31, 2010.

Gains on sales of real estate were $4.3 million in the year ended December 31, 2009 including the following transactions:

- a gain of $1.4 million from the sale of two outparcels and related improvements adjacent to North Hanover Mall in Hanover, Pennsylvania; and
- a gain of $2.7 million from the sale of a parcel and related land improvements at Pitney Road Plaza in Lancaster, Pennsylvania.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of the five power centers that were sold in September 2010: Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza; and two properties that were sold in 2009: Crest Plaza and a controlling interest in Northeast Tower Center.

Operating results and gains on sales of discontinued operations for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,	
(in thousands of dollars)	2010	2009
Operating results of:		
Monroe Marketplace	$ 755	$ 1,217
Sunrise Plaza	573	627
Pitney Road Plaza	377	192
Creekview Center	(71)	(431)
New River Valley Center	(77)	465
Northeast Tower Center	—	1,820
Crest Plaza	—	383
Operating results from discontinued operations	1,557	4,273
Gains on sales of discontinued operations	19,094	9,503
Income from discontinued operations	$ 20,651	$ 13,776

GAINS ON SALES OF DISCONTINUED OPERATIONS | There were no gains on sales of discontinued operations in 2011.

Gains on sales of discontinued operations were $19.1 million in 2010 due to the gains on the sale of Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza.

Gains on sales of discontinued operations were $9.5 million in 2009 due to the gain on the sale of a controlling interest in Northeast Tower Center of $6.1 million and a gain on the sale of Crest Plaza of $3.4 million.

FUNDS FROM OPERATIONS | The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure commonly used by REITs, as income before gains and losses on sales of operating properties, extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time; plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do. NAREIT guidance issued in 2003 provides that excluding impairment write downs of depreciable real estate is consistent with the definition of FFO. Certain regulatory staff had indicated, however, a view that impairment write downs were required to be included in FFO. In late 2011, NAREIT updated its guidance to reflect that certain regulatory staff has conveyed that it no longer holds that view, and NAREIT reiterated its original guidance that excluding such impairments is consistent with the NAREIT definition. In this report, prior period FFO amounts have been revised to reflect this updated NAREIT guidance regarding impairment write downs.

We use FFO and FFO per diluted share and unit of limited partnership interest in our operating partnership ("OP Unit") in measuring our performance against our peers and as one of the performance measures for determining incentive compensation amounts earned under certain of our performance-based executive compensation programs.

FFO does not include gains and losses on sales of operating real estate assets or impairment write-downs of depreciable real estate, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as NOI. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to FFO.

We also present Funds From Operations, as adjusted, and Funds From Operations per diluted share and OP Unit, as adjusted, which are non-GAAP measures, for the years ended December 31, 2011, 2010 and 2009 to show the effect of accelerated amortization of deferred financing costs and gain on extinguishment of debt, which had a significant effect on our results of operations, but are not, in our opinion, indicative of our operating performance.

The following table presents FFO and FFO per diluted share and OP Unit, and Funds From Operations, as adjusted, and Funds From Operations per diluted share and OP Unit, as adjusted, for the years ended December 31, 2011, 2010 and 2009:

(in thousands of dollars, except per share amounts)	2011	% Change 2010 to 2011	2010	% Change 2009 to 2010	2009
	For the Year Ended December 31,				
Funds from operations[1]	$ 105,585	6%	$ 99,214	(33%)	$ 147,341
Accelerated amortization of deferred financing costs	—		3,652		—
Gain on extinguishment of debt	—		—		(27,047)
Funds from operations, as adjusted	**$ 105,585**	**3%**	**$ 102,866**	**(14%)**	**$ 120,294**
Funds from operations per diluted share and OP Unit	$ 1.84	(1%)	$ 1.86	(45%)	$ 3.41
Accelerated amortization of deferred financing costs	—		0.07		—
Gain on extinguishment of debt	—		—		(0.63)
Funds from operations per diluted share and OP Unit as adjusted	**$ 1.84**	**(5%)**	**$ 1.93**	**(31%)**	**$ 2.78**
Weighted average number of shares outstanding	54,639		50,642		40,953
Weighted average effect of full conversion of OP Units	2,329		2,329		2,268
Effect of common share equivalents	502		502		12
Total weighted average shares outstanding, including OP Units	57,470		53,473		43,233

(1) In accordance with updated NAREIT guidance regarding the definition of FFO, impairment losses of depreciable real estate are excluded from FFO. Prior period FFO and FFO per diluted share amounts have been revised to reflect this updated NAREIT guidance.

FFO was $105.6 million for the year ended December 31, 2011, an increase of $6.4 million, or 6%, compared to $99.2 million for 2010. This increase primarily was due to:

- a decrease in interest expense of $6.0 million in 2011 compared to 2010 resulting from lower overall debt balances offset partially by higher average interest rates;
- accelerated amortization of $3.7 million of financing costs recorded in 2010 in connection with the repayment of a portion of the 2010 Credit Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers;
- an increase of $1.3 million in Same Store NOI (presented using the "proportionate-consolidation method;" see "—Net Operating Income");
- a $1.5 million bankruptcy settlement received in 2011 in connection with the Valley View Downs project;
- gains on sales of non-operating real estate of $0.9 million in 2011; offset by
- a decrease of $6.4 million in Non Same Store NOI (presented using the "proportionate-consolidation method;" see "—Net Operating Income") in 2011 as compared to 2010, resulting from the sale of five power centers.

FFO per diluted share decreased $0.02 per share to $1.84 per share for the year ended December 31, 2011, compared to $1.86 per share for the year ended December 31, 2010. The weighted average shares outstanding used to determine FFO per diluted share reflects our issuance of 10,350,000 common shares in a public offering in May 2010.

FFO was $99.2 million for the year ended December 31, 2010, a decrease of $48.1 million, or 33%, compared to $147.3 million for 2009. This decrease primarily was due to:

- gains on extinguishment of debt of $27.0 million in 2009 resulting from the repurchase of $104.6 million in aggregate principal amount of Exchangeable Notes, that did not recur in 2010;
- an increase in interest expense of $8.8 million in 2010, primarily due to higher average interest rates and decreased capitalized interest;
- accelerated amortization of $3.7 million of financing costs recorded in 2010 in connection with the repayment of a portion of the 2010 Credit Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers;
- a decrease of $6.7 million in net operating income (presented using the "proportionate-consolidation method;" see "—Net Operating Income") in 2010 as compared to 2009; and
- gains on sales of non-operating real estate of $3.4 million in 2009 that did not recur in 2010.

FFO per diluted share decreased $1.55 per share to $1.86 per share for the year ended December 31, 2010, compared to $3.41 per share for the year ended December 31, 2009. The weighted average shares outstanding used to determine FFO per diluted share reflects our issuance of 10,350,000 common shares in a public offering in May 2010.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP MEASURES | The preceding discussions compare our Consolidated Statements of Operations results for different periods based on GAAP. Also, the non-GAAP measures of NOI and FFO are discussed. We believe that NOI is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as gains on sales of operating real estate and depreciation and amortization of real estate, among others. We believe that Funds From Operations as adjusted is helpful to management and investors as a measure of operating performance because it adjusts FFO to exclude items that management does not believe are indicative of its ongoing operations, such as gains on extinguishment of debt and accelerated amortization of deferred financing costs. FFO is a commonly used measure of operating performance and profitability among REITs, and we use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our performance for different periods to that of our industry peers.

The following information is provided to reconcile NOI and FFO, which are non-GAAP measures, to net loss, a GAAP measure:

	For the Year Ended December 31, 2011			
(in thousands of dollars)	Consolidated	Share of Unconsolidated Partnerships	Discontinued Operations	Total
Real estate revenue	$ 449,848	$ 37,834	$ —	$ 487,682
Operating expenses	(193,833)	(11,455)	—	(205,288)
Net operating income	**256,015**	**26,379**	**—**	**282,394**
General and administrative expenses	(38,901)	—	—	(38,901)
Interest and other income	6,712	—	—	6,712
Project costs and other expenses	(964)	—	—	(964)
Interest expense, net	(132,256)	(11,341)	—	(143,597)
Gain on sales of non-operating real estate	850	—	—	850
Depreciation of non real estate assets	(909)	—	—	(909)
Funds from operations	**90,547**	**15,038**	**—**	**105,585**
Gains on sales of real estate	740	—	—	740
Depreciation of real estate assets	(139,521)	(8,403)	—	(147,924)
Impairment of assets	(52,336)	—	—	(52,336)
Equity in income of partnerships	6,635	(6,635)	—	—
Net loss	**$ (93,935)**	**$ —**	**$ —**	**$ (93,935)**

	For the Year Ended December 31, 2010			
(in thousands of dollars)	Consolidated	Share of Unconsolidated Partnerships	Discontinued Operations	Total
Real estate revenue	$ 450,365	$ 38,092	$ 9,497	$ 497,954
Operating expenses	(195,273)	(11,767)	(2,107)	(209,147)
Net operating income	**255,092**	**26,325**	**7,390**	**288,807**
General and administrative expenses	(38,973)	—	—	(38,973)
Interest and other income	5,276	—	—	5,276
Project costs other expenses	(1,137)	—	—	(1,137)
Interest expense, net	(142,730)	(8,619)	(1,926)	(153,275)
Depreciation of non real estate assets	(1,484)	—	—	(1,484)
Funds from operations	**76,044**	**17,706**	**5,464**	**99,214**
Depreciation of real estate assets	(160,108)	(8,656)	(3,907)	(172,671)
Equity in income of partnerships	9,050	(9,050)	—	—
Operating results from discontinued operations	1,557	—	(1,557)	—
Gain on sale of discontinued operations	19,094	—	—	19,094
Net loss	**$ (54,363)**	**$ —**	**$ —**	**$ (54,363)**

	For the Year Ended December 31, 2009			
(in thousands of dollars)	Consolidated	Share of Unconsolidated Partnerships	Discontinued Operations	Total
Real estate revenue	$ 448,271	$ 37,296	$ 16,447	$ 502,014
Operating expenses	(190,968)	(11,789)	(3,791)	(206,548)
Net operating income	**257,303**	**25,507**	**12,656**	**295,466**
General and administrative expenses	(37,558)	—	—	(37,558)
Interest and other income	3,035	—	—	3,035
Project costs and other expenses	(927)	—	—	(927)
Interest expense, net	(131,236)	(7,261)	(2,328)	(140,825)
Gain on extinguishment of debt	27,047	—	—	27,047
Gains on sales of non operating real estate	3,388	—	—	3,388
Depreciation of non real estate assets	(2,285)	—	—	(2,285)
Funds from operations	**118,767**	**18,246**	**10,328**	**147,341**
Impairment of assets	(74,254)	—	—	(74,254)
Gains on sales of real estate	923	—	—	923
Depreciation of real estate assets	(159,405)	(8,144)	(6,055)	(173,604)
Equity in income of partnerships	10,102	(10,102)	—	—
Operating results from discontinued operations	4,273	—	(4,273)	—
Gains on sales of discontinued operations	9,503	—	—	9,503
Net loss	**$ (90,091)**	**$ —**	**$ —**	**$ (90,091)**

Liquidity and Capital Resources

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding development and redevelopment projects, generally through our available working capital and net cash provided by operations, and subject to the terms and conditions of our 2010 Credit Facility. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2011 were $34.8 million, based on distributions of $0.60 per share and OP Unit. For the first quarter of 2012, we have announced a distribution of $0.15 per share. The following are some of the factors that could affect our cash flows and require the funding of future cash distributions, recurring capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes or prolonged downturns in general, local or retail industry economic, financial, credit or capital market or competitive conditions, leading to a reduction in real estate revenue or cash flows or an increase in expenses;
- deterioration in our tenants' business operations and financial stability, including anchor or in-line tenant bankruptcies, leasing delays or terminations, or lower sales, causing deferrals or declines in rent, percentage rent and cash flows;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, resulting in lower or delayed real estate revenue and operating income;
- increases in operating costs, including increases that cannot be passed on to tenants, resulting in reduced operating income and cash flows; and
- increases in interest rates resulting in higher borrowing costs.

We expect to meet certain of our longer term requirements, such as remaining obligations to fund development and redevelopment projects and certain capital requirements, including scheduled debt maturities, future property and portfolio acquisitions, expenses associated with acquisitions and renovations, expansions and other non-recurring capital improvements, through a variety of capital sources, subject to the terms and conditions of our 2010 Credit Facility.

The conditions in the market for debt capital and commercial mortgage loans (including the commercial mortgage backed securities market and the state of domestic and international bank and life insurance company real estate lending), and the conditions in the economy and their effect on retail sales, as well as our significant leverage resulting from debt incurred to fund our redevelopment program and other development activity, have combined to necessitate that we vary our approach to obtaining, using and recycling capital. In light of these conditions, we are focusing on appropriately managing our liquidity. We intend to consider all of our available options for accessing the capital markets, given our position and constraints.

In the past, one avenue available to us to finance our obligations or new business initiatives has been to obtain unsecured debt, based in part on the existence of properties in our portfolio that were not subject to mortgage loans. The terms of the 2010 Credit Facility include our grant of a security interest consisting of a first lien on 20 properties. As a result, we have very few remaining assets that we could use to support unsecured debt financing.

Our lack of properties in the portfolio that could be used to support unsecured debt might limit our ability to obtain capital in this way.

We are contemplating ways to reduce our leverage through a variety of means available to us, and subject to and in accordance with the terms and conditions of the 2010 Credit Facility. These steps might include obtaining equity capital, including through the issuance of common or preferred equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties or interests in properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

In January 2012, the SEC declared effective our $1.0 billion universal shelf registration statement. We may use the availability under our shelf registration statement to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, or at all.

2010 CREDIT FACILITY, AS AMENDED | In March 2010, we entered into the 2010 Credit Facility (as defined below), which was comprised of (1) an aggregate $520.0 million term loan made up of a $436.0 million term loan ("Term Loan A") to PREIT Associates, L.P. and PREIT-RUBIN, Inc. and a separate $84.0 million term loan ("Term Loan B") to two other subsidiaries (collectively, the "2010 Term Loan"), and (2) a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, and as amended as described below, the "2010 Credit Facility"). All capitalized terms used and not otherwise defined in the description set forth herein of the 2010 Credit Facility, as amended by the amendment, have the meanings ascribed to such terms in the 2010 Credit Facility.

We used the proceeds of our May 2010 issuance of 10,350,000 common shares in a public offering plus available working capital and some of the proceeds of our September 2010 sale of five power centers to repay borrowings under the 2010 Credit Facility. Prior to entering into the amendment described below, $340.0 million was outstanding under the 2010 Term Loan.

In June 2011, we amended our 2010 Credit Facility, whereby the capacity of the Revolving Facility was increased by $100.0 million to $250.0 million. We borrowed $100.0 million under the Revolving Facility and we repaid $100.0 million of the 2010 Term Loan, after which the 2010 Term Loan had a balance of $240.0 million and the Revolving Facility had a balance of $100.0 million.

The amendment extended the term of the 2010 Credit Facility by one year to March 10, 2014 and eliminated the mandatory pay down requirements from capital events, among other changes.

The amendment lowered the interest rate range to between 2.75% and 4.00% per annum over LIBOR, depending on our leverage. Previously, the interest rate range was between 4.00% and 4.90% per annum over LIBOR. Initially, the new rate in effect was 4.00% per annum over LIBOR, and the interest rate remained 4.00% over LIBOR at December 31, 2011. In determining our leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum.

The obligations under the 2010 Term Loan are secured by first priority mortgages on 18 of our properties and by first priority leasehold mortgages on two properties ground leased by two subsidiaries. The foregoing properties constitute substantially all of our previously unencumbered retail properties.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

As of December 31, 2011, $95.0 million was outstanding under our Revolving Facility. No amounts were pledged as collateral for letters of credit, and the unused portion that was available to us was $155.0 million at December 31, 2011. In February 2012, we utilized proceeds from the new mortgage loan on Capital City Mall to repay $65.0 million of our Revolving Facility. Following this pay down, there was $30.0 million outstanding under our Revolving Facility, and the unused portion that was available to us was $220.0 million. Interest expense related to the Revolving Facility was $2.6 million and $1.6 million for the years ended December 31, 2011 and 2010, respectively, excluding non-cash amortization of deferred financing fees. The weighted average interest rate on outstanding Revolving Facility borrowings as of December 31, 2011 was 4.32%.

As of December 31, 2011, $240.0 million was outstanding under the 2010 Term Loan. Interest expense related to the 2010 Term Loan was $17.5 million and $19.0 million, respectively, for the years ended December 31, 2011 and 2010, respectively, excluding non-cash amortization of deferred financing fees. The weighted average effective interest rates based on amounts borrowed under the 2010 Term Loan for the year ended December 31, 2011 was 5.58% and for March 10, 2010 (the closing date) through December 31, 2010 was 5.83%.

Deferred financing fee amortization associated with the 2010 Credit Facility was $3.7 million and $5.5 million for the years ended December 31, 2011 and 2010, respectively.

A Collateral Property will be released as security upon a sale or refinancing, subject to payment of the Release Price and the absence of any default or Event of Default. If, after release of a Collateral Property (and giving pro forma effect thereto), the Facility Debt Yield will be less than 11.00%, the Release Price will be the Minimum Release Price plus an amount equal to the lesser of (A) the amount that, when paid and applied to the 2010 Term Loan, would result in a Facility Debt Yield equal to 11.00% and (B) the amount by which the greater of (1) 100.0% of net cash proceeds and (2) 90.0% of the gross sales proceeds exceeds the Minimum Release Price. The Minimum Release Price is 110% (120% if, after the Release, there will be fewer than 10 Collateral Properties) multiplied by the proportion that the value of the property to be released bears to the aggregate value of all of the Collateral Properties on the closing date of the 2010 Credit Facility, multiplied by the amount of the then Revolving Commitments plus the aggregate principal amount then outstanding under the 2010 Term Loan. In general, upon release of a Collateral Property, the post-release Facility Debt Yield must be greater than or equal to the pre-release Facility Debt Yield. Release payments must be used to pay down and permanently reduce the amount of the Term Loan.

The 2010 Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, including, without limitation, requirements that we maintain, on a consolidated basis: (1) minimum Tangible Net Worth of not less than $483.1 million, minus non-cash impairment charges with respect to the Properties recorded in the quarter ended December 31, 2009, plus 75% of the Net Proceeds of all Equity Issuances effected at any time after September 30, 2009; (2) maximum ratio of Total Liabilities to Gross Asset Value of 0.70:1; (3) minimum ratio of EBITDA to Interest Expense of 1.60:1; (4) minimum ratio of Adjusted EBITDA to Fixed Charges of 1.35:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 5.0% of Gross Asset Value; (6) maximum investments in Persons other than Subsidiaries, Consolidated Affiliates and Unconsolidated Affiliates not in excess of 5.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company, the Borrower or any other Subsidiary not in excess of 5.0% of Gross Asset Value on the basis of cost; (8) the aggregate value of the Investments and the other items subject to the preceding clauses (5) through (7) shall not exceed 10.0% of Gross Asset Value; (9) maximum Investments in Consolidation Exempt Entities not in excess of 20.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) maximum Projects Under Development not in excess of 10.0% of Gross Asset Value; (12) maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries, its Consolidated Affiliates and its Unconsolidated Affiliates; (13) minimum Corporate Debt Yield of (i) 9.50% until March 30, 2012, (ii) 9.75% from March 31, 2012 until March 30, 2013, and (iii) 10.00% thereafter; and (14) Distributions may not exceed 110% of REIT taxable income for a fiscal year, or 95% of FFO (unless necessary for the Company to retain its status as a REIT). We are required to maintain our status as a REIT at all times. As of December 31, 2011, we were in compliance with all of these covenants.

Under specified conditions, including that leverage has been below 65% for two consecutive quarters, and subject to certain financial covenants, the range of applicable stated interest rates may be further reduced at our option to between 2.00% and 3.00% per annum over LIBOR, we will have an option to extend the maturity date of the 2010 Credit Facility by one year to March 10, 2015, and we may increase the maximum amount available under the Revolving Facility from $250.0 million to $350.0 million, if commitments can be obtained, and provided that the minimum facility debt yield will be increased to 11.00%.

We may prepay any future borrowings under the Revolving Facility at any time without premium or penalty. We must repay the entire principal amount outstanding under the 2010 Credit Facility at the end of its term, as the term may be extended.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of the obligations in connection with the 2010 Credit Facility immediately due and payable, and the Commitments of the lenders to make further loans under the 2010 Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI, any owner of a Collateral Property or any Material Subsidiary, all outstanding amounts will automatically become immediately due and payable and the Commitments of the lenders to make further loans will automatically terminate.

EXCHANGEABLE NOTES | Our 4.00% Senior Exchangeable Notes due June 1, 2012 ("Exchangeable Notes") had a balance of $136.9 million as of both December 31, 2011 and 2010 (excluding debt discount of $0.8 million and $2.8 million, respectively). Interest expense related to the Exchangeable Notes was $5.5 million, $5.5 million and $8.6 million (excluding non-cash amortization of debt discount of $2.0 million, $1.9 million and $2.8 million and the non-cash amortization of deferred financing fees of $0.7 million, $0.7 million and $1.0 million) for the years ended December 31, 2011, 2010 and 2009, respectively. The Exchangeable Notes bear interest at a contractual rate of 4.00% per annum. The Exchangeable Notes had an effective interest rate of 5.95% for the year ended December 31, 2011, including the effect of the debt discount amortization and deferred financing fee amortization.

In 2009, we repurchased $104.6 million in aggregate principal amount of our Exchangeable Notes in privately negotiated transactions in exchange for an aggregate $47.2 million in cash and 4.3 million common shares, with a fair market value of $25.0 million. We terminated an equivalent notional amount of the related capped calls in 2009. We did not repurchase any Exchangeable Notes in 2011 or 2010. We recorded gains on extinguishment of debt of $27.0 million in 2009. In connection with the repurchases, we retired an aggregate of $5.4 million of deferred financing costs and debt discount.

We intend to repay in full the Exchangeable Notes on or before their maturity in June 2012. Subject to the terms of the 2010 Credit Facility, we intend to review all available options to address their maturity, including the use of internally generated cash flows, the Revolving Facility, excess refinancing proceeds, or the refinancing, with new securities or from other sources, or extending of, the Exchangeable Notes in a similar or modified form. Our plans with regard to the maturity of the Exchangeable Notes are subject to change.

MORTGAGE LOAN ACTIVITY—CONSOLIDATED PROPERTIES | The following table presents the mortgage loans we have entered into since January 1, 2009 relating to our consolidated properties:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Rate	Maturity
2012 Activity:				
January	New River Valley Mall	$ 28.1	LIBOR plus 3.00%	January 2019
February	Capital City Mall	65.8	5.30% fixed	March 2022
2011 Activity:				
July	801 Market Street(1)	27.7	LIBOR plus 2.10%	July 2016
2010 Activity:				
January	New River Valley Mall(2)	30.0	LIBOR plus 4.50%	January 2013
March	Lycoming Mall(3)	2.5	6.84% fixed	June 2014
July	Valley View Mall(4)	32.0	5.95% fixed	June 2020
2009 Activity:				
March	New River Valley Center(5)	16.3	LIBOR plus 3.25%	March 2012
June	Pitney Road Plaza(5)	6.4	LIBOR plus 2.50%	June 2010
June	Lycoming Mall(3)	33.0	6.84% fixed	June 2014
September	Northeast Tower Center(6)	20.0	LIBOR plus 2.75%	September 2011

(1) The mortgage loan has a five year term and two one-year extension options. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment due in July 2016.

(2) Interest only. The mortgage loan has a three year term and one one-year extension option. We made principal payments of $0.8 million and $1.2 million in May 2010 and September 2010, respectively.

(3) The mortgage loan agreement provides for a maximum loan amount of $38.0 million. The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment due in June 2014.

(4) Payments are of principal and interest based on a 30 year amortization schedule, with a balloon payment in June 2020. In connection with the mortgage loan financing, we repaid the $33.8 million mortgage loan on Valley View Mall using proceeds from the new mortgage and available working capital.

(5) In September 2010, we repaid this mortgage loan in connection with the sale of five power centers (including this one).

(6) In September 2010, we repaid the $20.0 million mortgage loan on Northeast Tower Center in connection with the sale of a controlling interest in this property.

OTHER 2011 ACTIVITY | In June 2011, we exercised the first of two one-year extension options on the $45.0 million mortgage loan secured by Christiana Center in Newark, Delaware. In connection with the extension, we now pay principal and interest on the mortgage loan based on a 25 year amortization schedule.

In June 2011, in connection with the amendment of the 2010 Credit Facility, the lenders released the second mortgage on New River Valley Mall in Christiansburg, Virginia, and that property is no longer one of the Collateral Properties securing the 2010 Credit Facility.

In July 2011, we exercised the first of two one-year extension options on the $54.0 million interest only mortgage loan secured by Paxton Towne Centre in Harrisburg, Pennsylvania.

In November 2011, we repaid a $48.1 million mortgage loan on Capital City Mall in Camp Hill, Pennsylvania using $40.0 million from our Revolving Facility and $8.1 million of available working capital.

OTHER 2010 ACTIVITY | In January 2010, the unconsolidated partnership that owns Springfield Park in Springfield, Pennsylvania repaid a mortgage loan with a balance of $2.8 million. Our share of the mortgage loan repayment was $1.4 million.

In September 2010, we repaid the mortgage loan on Creekview Center with a balance of $19.4 million in connection with the sale of five power centers.

In February 2008, we entered into the One Cherry Hill Plaza mortgage loan in connection with the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option. In July 2010, we made a principal payment of $0.7 million and exercised the second extension option.

OTHER 2009 ACTIVITY | In January 2009, we repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from the 2003 Credit Facility and the 2008 Term Loan.

MORTGAGE LOANS | Twenty-five mortgage loans, which are secured by 23 of our consolidated properties, are due in installments over various terms extending to the year 2020. Sixteen of the mortgage loans bear interest at a fixed rate and nine of the mortgage loans bear interest at variable rates.

The balances of the fixed rate mortgage loans have interest rates that range from 4.95% to 7.50% and had a weighted average interest rate of 5.77% at December 31, 2011. The nine variable rate mortgage loan balances had a weighted average interest rate of 2.48% at December 31, 2011. The weighted average interest rate of all consolidated mortgage loans was 4.91% at December 31, 2011. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

The following table outlines the timing of principal payments and balloon payments related to our mortgage loans as of December 31, 2011.

	Payments by Period					
(in thousands of dollars)	Total	2012	2013	2014	2015-2016	Thereafter
Principal payments	$ 64,544	$ 20,059	$ 14,557	$ 12,930	$ 14,284	$ 2,714
Balloon payments(1)	1,626,555	409,997	425,773	99,203	514,421	177,161
Total	$ 1,691,099	$ 430,056	$ 440,330	$ 112,133	$ 528,705	$ 179,875

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements. Of the balloon payments coming due in 2012, $92.8 million may be extended under extension options in the respective loan agreements; however, we might be required to repay a portion of the principal balance in order to exercise the extension options.

CONTRACTUAL OBLIGATIONS | The following table presents our consolidated aggregate contractual obligations as of December 31, 2011 for the periods presented.

(in thousands of dollars)	Total	2012	2013	2014	2015-2016	Thereafter
Mortgage loans(1)	$ 1,691,099	$ 430,056	$ 440,330	$ 112,133	$ 528,705	$ 179,875
Exchangeable Notes(2)	136,900	136,900	—	—	—	—
2010 Term Loan(3)	240,000	—	—	240,000	—	—
Revolving Facility(3)	95,000	—	—	95,000	—	—
Interest on indebtedness(4)	315,506	108,107	95,433	51,245	50,483	10,238
Operating leases	5,917	2,261	1,986	1,505	165	—
Ground leases	43,735	774	637	658	1,310	40,356
Development and redevelopment commitments(5)	7,110	7,110	—	—	—	—
Total	$ 2,535,267	$ 685,208	$ 538,386	$ 500,541	$ 580,663	$ 230,469

(1) We have six mortgage loans secured by five properties that are scheduled to mature by their terms in 2012 with an aggregate balance of $414.8 million as of December 31, 2011, including the mortgage loans secured by Cherry Hill Mall that had an aggregate balance of $234.1 million as of December 31, 2011. We expect to refinance these mortgage loans with new mortgage loans secured by the underlying properties, or to extend the maturity according to the terms of the specific mortgage loan, or, to the extent that we are unable to obtain mortgage loans for these properties on terms that are satisfactory to us, or at all, we expect to utilize the Revolving Facility and other capital resources to repay the amounts outstanding under such mortgage loans.

(2) We intend to repay in full the Exchangeable Notes on or before their maturity in June 2012. Subject to the terms of the 2010 Credit Facility, we intend to review all available options to address their maturity, including the use of internally generated cash flows, the Revolving Facility, excess refinancing proceeds, or the refinancing, with new securities or from other sources, or extending of, the Exchangeable Notes in a similar or modified form. Our plans with regard to the maturity of the Exchangeable Notes are subject to change.

(3) The 2010 Credit Facility, which is comprised of the 2010 Term Loan and the Revolving Facility, has a variable interest rate that ranges between 2.75% and 4.00% plus LIBOR depending on our total leverage ratio.

(4) Includes payments expected to be made in connection with interest rate swaps, caps and forward starting interest rate swap agreements.

(5) The timing of the payments of these amounts is uncertain. We expect that the majority of such payments will be made prior to December 31, 2012, but cannot provide any assurances that changed circumstances at these projects will not delay the settlement of these obligations.

MORTGAGE LOAN ACTIVITY—UNCONSOLIDATED PROPERTIES | The following table presents the mortgage loans secured by our unconsolidated properties entered into since January 1, 2009:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Rate	Maturity
2011 Activity:				
June	Red Rose Commons(1)	$ 29.9	5.14% fixed	July 2021
June	The Court at Oxford Valley(2)	60.0	5.56% fixed	July 2021
September	Metroplex Shopping Center(3)	87.5	5.00% fixed	October 2023
2010 Activity:				
April	Springfield Park/Springfield East(4)	10.0	LIBOR plus 2.80%	March 2015
May	Red Rose Commons(5)	0.3	LIBOR plus 4.00%	October 2011
June	Lehigh Valley Mall(6)	140.0	5.88% fixed	July 2020
November	Springfield Mall(7)	67.0	LIBOR plus 3.10%	November 2015
2009 Activity:				
October	Red Rose Commons(5)	23.9	LIBOR plus 4.00%	October 2011

(1) The unconsolidated entity that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $24.2 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $2.1 million.

(2) The unconsolidated entity that owns The Court at Oxford Valley entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $32.0 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $12.8 million.

(3) The unconsolidated entity that owns Metroplex Shopping Center entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $57.8 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the partnership distributed to us excess proceeds of $16.3 million.

(4) The unconsolidated entities that own Springfield Park and Springfield East entered into the mortgage loan. Our interest in these unconsolidated entities is 50%. The mortgage loan has a term of five years, with one five-year extension option.

(5) The unconsolidated partnership that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%. This loan is for interest only in its initial term. The 2010 transaction was an additional draw of $0.3 million on the mortgage loan established in 2009. The stated interest rate on the mortgage loan is LIBOR plus 4.00%, with a floor of 6.00%. The rate in effect for 2010 and 2011 was 6.00%. The mortgage loan was repaid and replaced with the new mortgage loan entered into in June 2011.

(6) The unconsolidated partnership that owns Lehigh Valley Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $150.0 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $4.1 million.

(7) The unconsolidated entity that owns Springfield Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $72.3 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $2.9 million.

INTEREST RATE DERIVATIVE AGREEMENTS | As of December 31, 2011, we had entered into nine interest rate swap agreements and one cap agreement that have a weighted average interest rate of 2.54% on a notional amount of $633.6 million maturing on various dates through November 2013 and one forward starting interest rate swap agreement that has a rate of 2.96% on a notional amount of $200.0 million maturing in March 2013. Three interest rate swap agreements that were outstanding as of December 31, 2010 expired in the year ended December 31, 2011.

We entered into these interest rate swap agreements and cap agreement in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable rate long-term debt. We assessed the effectiveness of these swap agreements and cap agreement as hedges at inception and on a quarterly basis. On December 31, 2011, we considered these interest rate swap agreements and cap agreement to be highly effective as cash flow hedges. The interest rate swap agreements and cap agreement are net settled monthly.

As of December 31, 2011, the fair value of derivatives in a net liability position, which excludes accrued interest but includes any adjustment for nonperformance risk related to these agreements, was $21.1 million in the aggregate. The carrying amount of the associated liabilities is reflected in "Fair value of derivative instruments" and the net unrealized loss is reflected in "Accumulated other comprehensive loss" in the accompanying consolidated balance sheets and consolidated statements of comprehensive income.

Cash Flows

Net cash provided by operating activities totaled $105.3 million for the year ended December 31, 2011 compared to $116.8 million and $136.1 million for the years ended December 31, 2010 and 2009, respectively. This decrease in cash from operating activities was primarily due to decreased net operating income from five power centers sold in 2010 and decreased lease termination revenue offset by increases in NOI from Same Store properties.

Cash flows used in investing activities were $21.8 million for the year ended December 31, 2011 compared to cash flows provided by investing activities of $81.0 million for the year ended December 31, 2010 and cash flows used in investing activities of $103.4 million for the year ended December 31, 2009. Investing activities for the year ended December 31, 2011 reflect investment in construction in progress of $25.4 million and real estate improvements of $36.0 million, primarily relating to ongoing maintenance of our properties, and $7.6 million of proceeds from sales of real estate. Investing activities also reflect $30.4 million in proceeds from mortgage loans at three of our unconsolidated properties. Investing activities for the year ended December 31, 2010 reflect $134.7 million in proceeds from the sale of five power centers, as well as a $10.0 million decrease in a note receivable from one tenant that was repaid. Investing activities for the year ended December 31, 2010 also reflect investment in construction in progress of $32.2 million and real estate improvements of $23.4 million.

Cash flows used in financing activities were $104.0 million for the year ended December 31, 2011 compared to cash flows used in financing activities of $229.7 million for the year ended December 31, 2010 and cash flows provided by financing activities of $31.7 million for the year ended December 31, 2009. Cash flows used in financing activities for the year ended December 31, 2011 included dividends and distributions of $34.8 million, principal installments on mortgage loans of $21.2 million and $58.0 million of mortgage loan repayments and pay downs on the Capital City Mall, One Cherry Hill Plaza and Logan Valley Mall mortgage loans. Cash flows used in financing activities also reflect a net $5.0 million pay down of the Revolving Facility and a $7.2 million pay down of the 2010 Term Loan. We also received $27.7 million in proceeds from a mortgage loan on 801 Market Street in the year ended December 31, 2011. Cash flows used in financing activities for the year ended December 31, 2010 reflected the refinancing of our 2003 Credit Facility and 2008 Term Loan. We replaced the $486.0 million outstanding on the 2003 Credit Facility and the $170.0 million 2008 Term Loan with $590.0 million in proceeds from the 2010 Credit Facility. We paid $17.4 million in deferred financing costs in the year ended December 31, 2010, primarily relating to this refinancing. We also received $64.5 million in proceeds from a $32.0 million mortgage loan on Valley View Mall, a $30.0 million mortgage loan on New River Valley Mall and an additional $2.5 million draw on the mortgage loan at Lycoming Mall in the year ended December 31, 2010.

Commitments

As of December 31, 2011, we had unaccrued contractual and other commitments related to our capital improvement projects and development projects of $7.1 million in the form of tenant allowances, lease termination fees, and contracts with general service providers and other professional service providers.

Environmental

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, strip centers, power centers, lifestyle centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties, on the basis of several factors, including location and rent charged. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store and other tenants. We also compete to acquire land for new site development, during more favorable economic conditions. Our malls and our strip and power centers face competition from similar retail centers, including more recently developed or renovated centers that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. Our tenants face competition from companies at the same and other properties and from other retail formats as well. This competition could have a material adverse effect on our ability to lease space and on the amount of rent and expense reimbursements that we receive.

The development of competing retail properties and the related increased competition for tenants might, subject to the terms and conditions of the 2010 Credit Facility, require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and might also affect the total sales, sales per square foot, occupancy and net operating income of such properties. Any such capital improvements, undertaken individually or collectively, would involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and other prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. Our efforts to compete for acquisitions are also subject to the terms and conditions of our 2010 Credit Facility. Given current economic, capital market and retail industry conditions, however, there has been substantially less competition with respect to acquisition activity in recent quarters. When we seek to make acquisitions, competitors might drive up the price we must pay for properties, parcels, other assets or other companies or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, a better ability to finance an acquisition, and enhanced operating efficiencies. We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay a higher price for a property and/or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. Such tenants might enter into or renew leases with relatively shorter terms. Such tenants might also defer or fail to make rental payments when due, delay or defer lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease or preclude the collection of rent in connection with the space for a period of time, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy or store closings of those tenants might be more significant to us than the bankruptcy or store closings of other tenants. Given current conditions in the economy, certain industries and the capital markets, in some instances retailers that have sought protection from creditors under bankruptcy law have had difficulty in obtaining debtor-in-possession financing, which has decreased the likelihood that such retailers will emerge from bankruptcy protection and has limited their alternatives. In addition, under many of our leases, our tenants pay rent based, in whole or in part, on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of their leases, or otherwise seek changes to the terms, including changes to the amount of rent, we might modify lease terms in ways that are less favorable to us.

In February 2011, Borders Group, Inc. ("Borders") filed for bankruptcy protection. At that time, we had 11 stores operated by Borders in our portfolio, three of which closed prior to June 30, 2011, including one store that had a lease expiration in March 2011. In July 2011, Borders determined to liquidate operations, and as a result of this action, the eight remaining stores operated by Borders in our portfolio closed during 2011. In connection with the liquidation, in the three months ended June 30, 2011, we recorded write-offs of $0.7 million of straight line rent and $1.0 million of tenant allowances. The liquidation of Borders and subsequent closures of the remaining stores in our portfolio resulted in the loss of annual rental revenue from those stores, but we have successfully re-leased all but one of the stores through new leases, expansions and combinations.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rent based on a percentage of a tenant's sales revenue over certain levels. Income from such rent is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and a higher number of tenants vacate their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rent based on a percentage of sales, which might increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which might reduce the impact of such increases on us. However, rent increases might not keep up with inflation, or if we recover a smaller proportion of property operating expenses, we might bear more costs if such expenses increase because of inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2011, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events, achievements or results and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be materially and adversely affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- our substantial debt and our high leverage ratio;
- constraining leverage, interest and tangible net worth covenants under our 2010 Credit Facility;
- our ability to refinance our existing indebtedness when it matures, on favorable terms or at all, due in part to the effects on us of dislocations and liquidity disruptions in the capital and credit markets;
- our ability to raise capital, including through the issuance of equity or equity-related securities if market conditions are favorable, through joint ventures or other partnerships, through sales of properties or interests in properties, or through other actions;
- our short- and long-term liquidity position;
- current economic conditions and their effect on employment, consumer confidence and spending and the corresponding effects on tenant business performance, prospects, solvency and leasing decisions and on our cash flows, and the value and potential impairment of our properties;
- general economic, financial and political conditions, including credit market conditions, changes in interest rates or unemployment;
- changes in the retail industry, including consolidation and store closings, particularly among anchor tenants;
- our ability to maintain and increase property occupancy, sales and rental rates, in light of the relatively high number of leases that have expired or are expiring in the next two years;
- increases in operating costs that cannot be passed on to tenants;
- risks relating to development and redevelopment activities;
- the effects of online shopping and other uses of technology on our retail tenants;
- concentration of our properties in the Mid-Atlantic region;
- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- potential dilution from any capital raising transactions;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in our Annual Report on Form 10-K for the year ended December 31, 2011 in the section entitled "Item 1A. Risk Factors." We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-RUBIN, Inc., which is a taxable REIT subsidiary of the Company.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2011, our consolidated debt portfolio consisted primarily of $240.0 million borrowed under our 2010 Term Loan, which bore interest at a weighted average interest rate of 5.52%, $95.0 million borrowed under our Revolving Facility, which bore interest at a rate of 4.32%, $136.9 million of Exchangeable Notes, which bear interest at 4.00%, excluding debt discount of $0.8 million, and $1,691.4 million in fixed and variable rate mortgage loans, including $0.3 million of mortgage debt premium.

Twenty-five mortgage loans, which are secured by 23 of our consolidated properties, are due in installments over various terms extending to the year 2020. Sixteen of the mortgage loans bear interest at a fixed rate and nine of the mortgage loans bear interest at variable rates.

The balances of the fixed rate mortgage loans have interest rates that range from 4.95% to 7.50% and had a weighted average interest rate of 5.77% at December 31, 2011. The nine variable rate mortgage loan balances had a weighted average interest rate of 2.48% at December 31, 2011. The weighted average interest rate of all consolidated mortgage loans was 4.91% at December 31, 2011. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

	Fixed Rate Debt		Variable Rate Debt	
(in thousands of dollars) For the Year Ending December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2012	$ 467,685(1)	5.40%	$ 99,271	2.21%(2)
2013	$ 124,347	5.12%	$ 315,983	2.69%(2)
2014	$ 111,436	6.57%	$ 335,697(3)	2.28%(2)
2015	$ 281,959	5.81%	$ 728	2.36%(2)
2016 and thereafter	$ 401,127	5.65%	$ 24,766	2.36%(2)

(1) *Includes Exchangeable Notes of $136.9 million with a fixed interest rate of 4.00%.*

(2) *Based on the weighted average interest rate in effect as of December 31, 2011.*

(3) *Includes 2010 Term Loan borrowings of $240.0 million with a weighted average interest rate of 4.32% and Revolving Facility borrowings of $95.0 million with a weighted average interest rate of 4.32% as of December 31, 2011.*

As of December 31, 2011, we have $776.4 million of variable rate debt. Also, as of December 31, 2011, we had entered into nine interest rate swap agreements and one cap agreement with a weighted average rate of 2.54% on a notional amount of $633.6 million maturing on various dates through November 2013, and one forward starting interest rate swap agreement with a rate of 2.96% on a notional amount of $200.0 million maturing in March 2013. We entered into these interest rate swap agreements and the cap agreement in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable interest rate long-term debt.

Changes in market interest rates have different effects on the fixed and variable portions of our debt portfolio. A change in market interest rates applicable to the fixed portion of the debt portfolio affects the fair value, but it has no effect on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of the debt portfolio affects the interest incurred and cash flows, but does not affect the fair value. The following sensitivity analysis related to the fixed debt portfolio, which includes the effects of our interest rate swap and cap agreements, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2011 levels, with all other variables held constant.

A 100 basis point increase in market interest rates would have resulted in a decrease in our net financial instrument position of $42.2 million at December 31, 2011. A 100 basis point decrease in market interest rates would have resulted in an increase in our net financial instrument position of $41.2 million at December 31, 2011. Based on the variable rate debt included in our debt portfolio as of December 31, 2011, a 100 basis point increase in interest rates would have resulted in an additional $1.6 million in interest annually. A 100 basis point decrease would have reduced interest incurred by $1.6 million annually.

To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors, or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See note 6 of the notes to our consolidated financial statements.

As of December 31, 2011, we had an aggregate $633.6 million in notional amount of swap agreements and cap agreement settling on various dates through November 2013. We also had a $200.0 million forward starting interest rate swap agreement that matures in March 2013.

Because the information presented above includes only those exposures that existed as of December 31, 2011, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.







INVESTOR INFORMATION

HEADQUARTERS
200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.shareowneronline.com

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a Distribution Reinvestment and Share Purchase Plan for common shares (NYSE:PEI) that allows investors to invest directly in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at www.preit.com under Investor Relations, DRIP/Stock Purchase. You may also contact the Plan Administrator, Wells Fargo Shareowner Services, at 800.468.9716 or 651.450.4064.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com
www.preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS
The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 7, 2011, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2011.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2011	High	Low	Distributions Paid per Common Share
March 31	$ 15.62	$ 12.88	$ 0.15
June 30	$ 17.34	$ 13.64	0.15
September 30	$ 16.55	$ 7.72	0.15
December 31	$ 11.00	$ 6.50	0.15
			$ 0.60

Quarter Ended Calendar Year 2010	High	Low	Distributions Paid per Common Share
March 31	$ 13.06	$ 8.35	$ 0.15
June 30	$ 17.35	$ 11.85	0.15
September 30	$ 13.90	$ 10.03	0.15
December 31	$ 15.93	$ 11.58	0.15
			$ 0.60

In February 2012, our Board of Trustees declared a cash dividend of $0.15 per share payable in March 2012. Our future payment of distributions will be at the discretion of our Board of Trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our Board of Trustees deems relevant.

As of December 31, 2011, there were approximately 3,200 registered shareholders and 16,500 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 649 employees as of December 31, 2011.

STOCK MARKET
New York Stock Exchange
Common Ticker Symbol: PEI

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, June 7, 2012 at the Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:
National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute

PEI LISTED NYSE

Design: Allemann Almquist & Jones; Editorial: Amy Binder; Major Photography: Dawn Deppi; Portrait Photography: Ed Wheeler

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM

The paper used in this report contains 30% recycled post-consumer waste.
The use of this recycled paper is consistent with PREIT's Green Enterprise Initiative.